
10012828



Trailer Bridge, Inc.

2009 ANNUAL REPORT

COMPANY PROFILE

Trailer Bridge, Inc. is an innovative marine freight transportation company that transports cargo between Continental US inland points and Puerto Rico and the Dominican Republic. The company is unique as service is built primarily around modern 53-foot long, high-cube containers and a cost efficient inland and ocean transport system. The innovative approach allows the company to achieve better costs than carriers utilizing smaller-sized equipment, which in turn allows it to offer the best value to shippers.

Founded in 1991 by transportation pioneer Malcom P. McLean, Trailer Bridge has been a market leader in freight technology for off-shore domestic trade lanes and is the first carrier to exclusively operate 53-foot equipment in its international Dominican Republic service.



JAX-SAN JUAN BRIDGE departing Jacksonville, FL, loaded with cargo destined for San Juan, Puerto Rico



ATLANTA BRIDGE with Refinery Module departing Port Arthur, TX



Trailer Bridge truck arriving at Jacksonville, FL, port



ATLANTA BRIDGE departing Central Louisiana with the base of an oil rig to be lifted off and put into position in the Gulf of Mexico



Trailer Bridge, Inc.


CERTIFICATE OF REGISTRATION
ISO
AMERICAN GLOBAL STANDARDS
9000


C-TPAT
Customs-Trade Partnership Against Terrorism


SmartWay
Transport Partner
Getting There With Cleaner Air

Front cover photos:

Top left: BROOKLYN BRIDGE loaded in Boston, MA, with Goliath Crane destined for Romania
Top right: CHICAGO BRIDGE arriving in Lagos, Nigeria, loaded with Gantry Cranes from Charleston, SC
Bottom: MEMPHIS BRIDGE sailing from Jacksonville, FL, to San Juan, Puerto Rico

April 23, 2010

To Our Shareholders,

Trailer Bridge made great progress in 2009 in the face of adverse financial and market conditions. The results of the major steps taken by your board as outlined in last year's letter resulted in earnings per share of $0.22 in 2009 versus the loss of $0.27 reported in 2008. This is the first annual profit since 2005, and we are pleased with the direction that Trailer Bridge is taking.

The company completed the management reorganization started in late 2008. Ivy Barton Suter was named Chief Executive Officer in August after a long search. The board is very pleased to have a person with Ms. Suter's capabilities and experience leading Trailer Bridge.

During 2009 we concentrated on operational excellence to regain profitability by increasing asset utilization and reducing costs. The growth of our liner business outside of the Puerto Rico market contributed to improved utilization despite continued declines in Puerto Rico. We were also successful in developing third-party charters at profitable levels. Examples of some of the cargoes carried are featured on the cover of this report.

Although revenues declined year over year, most of the decline resulted from higher fuel-surcharge revenues based on higher fuel prices in 2008. In 2009 we were able to better match changes in fuel costs with fuel surcharges, which resulted in lower net fuel costs.

Our focus on profitability and cash generation resulted in $12.7 million in operating income and $9.8 million in net cash from operating activities. At the same time, we reduced debt by $4.4 million.

The Department of Justice's ongoing investigation into the domestic shipping markets and related legal actions that began in April 2008 resulted in $1.7 million of legal expenses in 2009. To date, neither Trailer Bridge nor any of its employees has been charged with any wrong doing, and we will continue to cooperate with government officials.

Our unique assets and low-cost operating model have enabled us to expand in and beyond Puerto Rico by focusing on our "best value" commitment to customers. Although we are expecting a challenging economic environment in 2010, we remain committed to delivering profits, generating cash, and most importantly, serving our customers. We wish to thank our employees, shareholders, and partners for their continued support as we move forward.



Allen L. Stevens
Chairman of the Board



Ivy Barton Suter
Chief Executive Officer

Consolidated Financial Highlights



Revenue (in millions)
$150
100
50
0
2005
2006
2007
2008
2009
Operating Income (in millions)
$20
15
10
5
0
2005
2006
2007
2008
2009
Net Income (in millions)
$10
5
0
-5
2005
2006
2007
2008
2009

For the year ended: (in thousands, except for per share data)

December 31, 2009	**2009**	2008	2007 (1)(2)	2006 (1)(2)	2005
Revenues	**114,303**	133,030	116,153	110,250	105,859
Operating income	**12,731**	6,960	14,208	4,851	18,250
Operating margin	**11.1%**	**5.2%**	**12.2%**	**4.4%**	**17.2%**
Net income (loss)	**2,606**	(3,239)	(251)	(18)	7,834
Basic earnings (loss) per share	**0.22**	(0.27)	(0.02)	0.00	0.67
At year end:					
Working capital	**12,493**	9,983	5,313	15,844	15,427
Total assets	**118,517**	123,333	122,846	118,943	120,032
Total debt	**107,045**	111,420	108,107	105,603	107,631
Stockholder's equity (deficit)	**1,259**	(1,842)	1,413	943	782
For the year ended:					
Capital expenditures	**1,884**	2,095	19,820	3,194	6,323
Depreciation and amortization	**6,223**	6,160	5,641	5,278	4,420
Interest expense	**10,388**	10,354	10,274	10,250	10,525

(1) During the first and second quarters of 2006, the Company's two Ro/Ro vessels underwent required regulatory dry-docking. This was expensed during the period incurred in the amount of $12,648,823. During the third quarter of 2007, the company began TBC service to the Dominican Republic.

(2) During 2006, the Company recorded a tax benefit of approximately $5 million and decreased its valuation allowance by approximately $3.1 million in accordance with SFAS 109. The Company believed it was more likely than not that this portion of the deferred tax asset would be recognized. The Company plans to elect on its 2007 Federal Tax Return to be under the tonnage tax resulting in the increase of its valuation allowance of approximately $4.6 million in 2007.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 0-22837

TRAILER BRIDGE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	13-3617986
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
10405 New Berlin Road East Jacksonville, FL 32226 (Address of Principal Executive Offices, including Zip Code)	(904) 751-7100 (Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	Nasdaq Stock Market, LLC

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in the registrant's definitive proxy statement incorporated by reference in Part III of this Form 10-K. ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller Reporting Company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes No

The aggregate market value of the shares of the registrant's $0.01 par value common stock held by non-affiliates of the registrant as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter was $31,004,256 (based upon $4.84 per share being the price at which the common equity was last sold on June 30, 2009). In making this calculation the issuer has assumed, without admitting for any purpose, that all executive officers and directors of the registrant are affiliates.

As of March 26, 2010, 12,002,653 shares of the registrant's common stock, par value $0.01 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: The information set forth under Part III, Items 10, 11, 12, 13, and 14 of this Report is incorporated by reference from the registrant's definitive proxy statement for the 2010 annual meeting of stockholders that will be filed no later than 120 days after the end of the year to which this report relates

TRAILER BRIDGE, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

PART I

Forward Looking Statements

This report on Form 10-K contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters discussed in this Report include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Without limitation, these risks and uncertainties include the risks of changes in demand for transportation services offered by the Company, changes in rate levels for transportation services offered by the Company, changes in the cost of fuel, unfavorable outcomes from the United States Department of Justice ("DOJ") investigation and related class actions, economic recessions and severe weather as well the ability to retain and/or attract the necessary personnel and maintain necessary vendor relationships. An additional description of the Company's risk factors is described in Part I – Item 1A. "Risk Factors". The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 1. Business

BUSINESS OVERVIEW

Trailer Bridge, Inc. ("Trailer Bridge") was incorporated in Delaware in 1991 and is headquartered in Jacksonville, Florida. Trailer Bridge is an integrated trucking and marine freight carrier that provides freight transportation between the continental U.S., Puerto Rico and the Dominican Republic. Trailer Bridge was the first, and remains the only company serving markets governed by the Jones Act to exclusively operate marine vessels fully configured to carry 48' and 53' long, 102" wide, "high-cube" equipment. This configuration enables the Company to achieve operating efficiencies not readily available to traditional ocean carriers that primarily use smaller capacity equipment, such as 40' containers. Our 53' containers have 61% more inside cubic space compared to traditional 40' marine containers which typically results in lower per cubic foot shipping costs on both land and sea for customers. The Company also utilizes tug/barge vessels which result in lower costs per unit mile at sea compared to traditional self-propelled vessels. Trailer Bridge's vessels are loaded and unloaded using both a cost-efficient roll-on, roll-off process and a unique patented process for its newer vessels, both of which result in lower operating costs per unit compared to traditional container gantry crane operations.

In 1998 and 1999, Trailer Bridge took delivery of five 403' long container carrying barges designed specifically for the Company's integrated truckload marine transportation system and bearing the Company's Triplestack Box Carrier® ("TBC") trade name. In 2004, Trailer Bridge purchased two roll-on/roll-off ("ro/ro") barges that it previously chartered from a related party. The Company currently utilizes the two mid-bodied ro/ro vessels and two TBC's to provide two weekly sailings between Jacksonville, Florida and San Juan, Puerto Rico and one weekly sailing between and among Jacksonville, Florida, San Juan, Puerto Rico and Puerto Plata, Dominican Republic. The sailing to Puerto Plata, Dominican Republic increased to weekly sailings effective January 2010. As of December 31, 2009, three TBC's were chartered to third parties on short-term charters.

In this Form 10-K, unless the context requires a different interpretation, "Trailer Bridge", the "Company", "we", "us", and "our" refer to Trailer Bridge, Inc.

OPERATIONS

At December 31, 2009, Trailer Bridge operated a fleet of 134 tractors, comprised of 80 company owned units and 54 leased and owner operator units, 3,924 53' high cube containers, 3,158 53' chassis, 210 48' high-cube trailers and 299 53' Vehicle Transport Modules® that transport truckload freight between the Company's Jacksonville port facility, its San Juan, Puerto Rico port facility, the Dominican Republic and inland points in the U.S. and Puerto Rico. In addition, the Company leased 314 40' chassis and 482 40' high-cube containers. The Company provides full truckload service between inland points within the continental U.S., primarily to reposition equipment in order to service loads to and from Puerto Rico.

The Company maintains a centralized dispatch and customer service center at its Jacksonville headquarters to coordinate the movement of customer freight throughout the Company's transportation system. Sales and customer service representatives solicit and accept freight, quote freight rates and serve as the primary contact with customers. Dispatch, sales and customer service personnel work together to coordinate freight to achieve the most optimum load balance and minimize empty miles within the Company's truckload operation.

At December 31, 2009, Trailer Bridge operated two 736' triple-deck, ro/ro ocean-going barges and two 403' TBC's. Loading of the ro/ro barges is performed with maneuverable yard tractors operated by stevedores hired from an outside contractor. Each ro/ro vessel is towed at approximately 9 knots by one 7,200 horsepower diesel-powered tug. Each TBC is towed at approximately 9 knots by one 5,000 horsepower diesel-powered tug. The tugs are time-chartered and are manned by employees of one major tug owner. Compared to a self-propelled vessel, a tug/barge unit has reduced Coast Guard manning requirements and greater fuel efficiency compared to the steam turbine vessels operated by competitors. The construction cost and maintenance costs of tug/barges are also lower compared to self-propelled vessels. With relative cost efficiencies at the operating, fuel and capital cost lines, the Company's tug/barge vessel model results in lower costs per unit mile at sea compared to the self-propelled vessels it competes with. The tug/barge model also results in less toxic emissions than steam turbine vessels that use residual fuel. The greater fuel efficiency and clean-burning distillate fuel associated with our tug/barge model exceeds the new standards by two-times having less than 500 PPM of sulfur, equating to a sulfur content of 0.05%. The large number of U.S. tugs available for charter provides the Company with a reliable source for towing services.

MARKETING AND CUSTOMERS

Sales professionals based in Jacksonville, Florida, San Juan, Puerto Rico, Santiago, Dominican Republic, and other key U.S. cities aggressively market Trailer Bridge to shippers as a customer-oriented provider of value-priced and dependable service. The Company services major shippers with high volume, repetitive shipments whose freight lends itself to integrated trucking and marine service.

The Company believes that price is the primary determinant in the freight lanes in which it serves. Rates are quoted and contracted for on a per-container load basis but the Company seeks to highlight that its containers carry up to 61% more of a shipper's cargo compared to traditional containers. The Company highlights the effective cost per cubic foot of both the freight rate and any surcharges and calculates what those charges would need to be with a competitor's smaller container to result in better overall cost economics. The Company seeks to obtain additional business by highlighting the advantageous cost per cubic foot pricing embodied in its proposals. However, the Company also believes that it provides enhanced service that results from its use of an intermodal model built around 53' equipment that is the standard for movements on the mainland. The intermodal model provides for moving products from one location to another by various means, including water, truck and rail. This intermodal service frees the customer from the operational complexities of coordinating the interface between over-the-road, rail and marine service. This customer service philosophy has generated increased demand from existing customers.

Because the Company has a diversified customer base, typical shipments to Puerto Rico include furniture, consumer goods, raw materials for manufacturing, electronics, new and used automobiles, and apparel, whereas, the typical shipments from Puerto Rico normally include healthcare products, pharmaceuticals, electronics, shoes and recyclables. Typical shipments to Dominican Republic mostly consist of raw materials for manufacturing, whereas, typical shipments from Dominican Republic include apparel, raw materials for manufacturing, and recyclables. Management intends to continue the Company's efforts both to increase business with existing customers and add new core relationships.

The Company maintains written contracts with the majority of its customers. These contracts generally specify service standards and rates, eliminating the need for negotiating the rate for individual shipments. A contract typically requires a minimum tender of cargo during a specified term in return for a set rate.

The continental United States/Puerto Rico trade lane in which the Company operates is imbalanced with approximately 75% of the freight moving southbound. The Company's core business is southbound containers and trailers but it also moves new automobiles, used automobiles, non-containerized, or freight not in trailers ("NITs") and freight moving in shipper owned or leased equipment ("SOLs").

VESSELS

Ro/Ro Barges

At December 31, 2009, the Company owned and operated two 736' by 104' triple-deck ro/ro barges. Each deck has ten lanes that are accessed from the stern of the vessel via ramp structures in Jacksonville, Florida and San Juan, Puerto Rico, that have been built specifically for the Company. On each vessel, 86 equivalent 53' slots have been converted to carry new and used automobiles on car decks that allow up to 11 cars to fit in the space previously used for one 53' unit. The container/chassis combinations and trailers are secured on the vessel by attachment to pullman stands that are engaged and disengaged with specially configured yard tractors used to pull the container/chassis combinations and trailers into position on the vessel.

Triplestack Box Carriers

At December 31, 2009, the Company owned five TBC's that are single deck barges designed to carry 53' containers. Two TBCs are currently operating in scheduled liner service between Jacksonville, Florida, San Juan, Puerto Rico, and Puerto Plata, Dominican Republic. These vessels utilize the same port facilities as the ro/ro barge vessels in Jacksonville and San Juan. A call every 14 days in Puerto Plata, Dominican Republic, was added to the rotation in August 2007, and increased to weekly sailings effective January 2010. The Company developed and patented an innovative system for loading and unloading the TBC's that requires minimum capital expenditures and labor resources. Wheeled vehicles, known as reach-stackers, carry and load the containers onto the vessels. These highly maneuverable vehicles are also used by railroads to load containers on rail cars for intermodal transportation. The reach-stackers are significantly less expensive than the cranes typically required for loading and unloading containers from the holds of large cargo ships and instead directly access the deck of the vessel via simple and movable linear planks.

At December 31, 2009, three TBCs were chartered to third parties on short-term charters.

VESSELS OWNED BY THE COMPANY

VESSEL NAME	TYPE	CAPACITY	SERVICE as of 12/31/09
SAN JUAN JAX BRIDGE	Ro/Ro	405 53' units	Jax/San Juan
JAX SAN JUAN BRIDGE	Ro/Ro	405 53' units	Jax/San Juan
ATLANTA BRIDGE	TBC	281 53' units	Chartered
CHICAGO BRIDGE	TBC	281 53' units	Chartered
CHARLOTTE BRIDGE	TBC	281 53' units	Jax/San Juan
BROOKLYN BRIDGE	TBC	281 53' units	Jax/San Juan/Puerto Plata
MEMPHIS BRIDGE	TBC	281 53' units	Chartered

RAMP STRUCTURES

The loading and unloading of the Company's two 736' by 104' triple-deck ro/ro barges is accomplished through the use of ramp structures at both the San Juan and Jacksonville locations. The Company owns a floating ramp structure in San Juan. In Jacksonville, Florida the Company has the preferential right to use a land-based ramp structure built and owned by the Jacksonville Port Authority.

OWNED REVENUE EQUIPMENT

At December 31, 2009, the Company owned 75 line haul tractors and 5 day cabs. The line haul units are conventional tractors with sleeping accommodation. The day cabs are used for local delivery work in the Jacksonville area. The Company also owned 204 dry van trailers as well as, 3,924 53' containers and 3,158 53' chassis.

At December 31, 2009, the Company owned 299 53' Vehicle Transport Modules® or VTM's™ ("VTM's") designed and built by the Company. These units are used to transport automobiles and can hold up to three vehicles to provide an efficient unit for loading and unloading. The Company holds four separate patents for the VTMs. Two patents cover the VTM unit and two patents cover the method of loading and unloading vehicles into the VTM.

The Company performs preventative maintenance on equipment at its Jacksonville operations center, with the majority of major maintenance and repairs handled by outside contractors.

DRIVER RECRUITING AND RETENTION

The Company offers competitive compensation and health care benefits comparable to those offered by truckload operators. Management also promotes driver retention by assigning drivers a tractor for the life of the unit. Drivers are assigned a single dispatcher, regardless of geographic area, providing more predictable home time. The Company's driver turnover in 2009 was 24.1% compared to 27.6% in 2008. The Company believes this is significantly below the industry average.

FUEL AVAILABILITY AND COST

The Company actively manages its fuel costs by requiring drivers to fuel at offsite fuel facilities where the Company has established favorable pricing arrangements. Whenever possible in route, drivers are required to fuel at these truck stops and service centers with which the Company has established these volume purchasing discounts. The Company also offers fuel-conservation bonuses to its drivers based on achieving miles per gallon goals. The Company uses APU's (auxiliary power units) in some of its tractors. The APU's reduce the amount of fuel used when the engine is idle while the drivers rest.

Although the Company pays indirectly for the marine fuel used by the large tugs it charters, tug crew personnel employed by the tug owner control the actual fuel loading. The tug owner is responsible for providing the tug fuel, the cost of which is re-billed at cost and paid by the Company. The price of the tug fuel is based on a published weekly index plus a per gallon handling charge. The tug fuel is purchased and loaded at the nearby supplier's dock facility in Jacksonville during cargo loading operations.

Trailer Bridge does not engage in any fuel hedging activities as the present fuel surcharge mechanism has the effect of adjusting revenue levels over time for changes in fuel prices.

In 2001, due to the increased cost of fuel, the Company instituted fuel surcharges to its customers pursuant to its tariff and these fuel surcharges per container load or per unit shipped have remained in place throughout 2009. The fuel surcharges for domestic truck movements are charged on a per mile basis and are stipulated in the Company's tariff at predetermined levels based upon the price of fuel. Total fuel surcharge revenue for 2009 was $14.0 million compared to $26.1 million in 2008. The fuel surcharges on movements to and from Puerto Rico are assessed on a per move basis and have partially mitigated the increases in fuel prices. The additional fuel surcharge is distinguished from freight revenues and both are reported in the Company's operating revenues.

SAFETY, ENVIRONMENT AND INSURANCE

Trailer Bridge emphasizes safety in all aspects of its operations. The Company maintains its own strict standards for recruiting drivers, including a minimum of two years of verifiable commercial driving experience, a safe driving history and a successful physical examination, including drug and alcohol testing. The Company's ongoing driver safety program includes an initial orientation for all new drivers, log monitoring and strong adherence to all speed and weight regulations.

The Company adheres to all applicable environmental regulations. Trailer Bridge believes that its vessel emissions are well below certain competitors due to the cleaner distillate fuel that the Company routinely uses in the tugs it charters. The Company believes these pronounced differences will become a positive differentiating factor in the future.

The Company bids annually for both marine and land insurance policies. Major coverage's include hull and protection indemnity, pollution, excess liability, marine cargo, truckers' liability, workers' compensation, directors' and officers' and commercial property.

TECHNOLOGY

The core information systems of Trailer Bridge run within the IBM AS-400 iSeries architecture, which integrates all servers under a common platform and enhances the security of all corporate data by combining all data stores into a unified environment. This approach to data storage and retrieval into a Secure Area Network Storage ("SANS") environment tightens controls on access and provides better management tools in the integrated environment. It also moves control of traditionally vulnerable operating software into the control of the IBM OS/400 operating system.

The information systems link the Company's headquarters, truck operations center, San Juan office and marine terminals in Jacksonville and San Juan. The system enhances the Company's operating efficiency by providing cost effective access to detailed information concerning available equipment, loads, shipment status and specific customer requirements, and permits the Company to respond promptly and accurately to customer requests.

The Company's electronic data interchange ("EDI") capability allows customers to tender loads, receive load confirmation, check load status and receive billing information via computer. The Company's EDI system also helps in accelerating the collection of its receivables. The Company's largest customers require EDI service from their core carriers.

COMPETITION

The Company currently competes with three carriers for freight moving between the U.S. and Puerto Rico where its container volume market share, excluding vehicles, during 2009 was approximately 15.6%, according to data obtained from the Port Import Export Reporting Service ("PIERS"), a subsidiary of the Journal of Commerce. The Company's market share grew 0.5 percentage points in 2009 compared to its 15.1% market share in 2008. That continues a recent pattern of consistent market share growth as the Company had a 13.8% market share in 2007, a 13.2% market share in 2006 and a 12.7% market share in 2005. The three other current carriers in the Puerto Rico trade are Horizon Lines, Crowley Liner Services, and Sea Star Line. Based on available PIERS data for 2009, Horizon Lines has approximately 33.5% of the market and operates four steam turbine powered container vessels that carry mainly 40' containers. Crowley Liner Services, a subsidiary of Crowley Maritime Corporation ("Crowley"), has approximately 29.8% of the market and operates ro/ro barges in various services between the U.S. and Puerto Rico. Sea Star Line, owned primarily by SaltChuk Resources, Inc., parent of Totem Ocean Trailer Express, Inc., has approximately 21.1% of the market with two steam turbine powered combination ro/ro container vessels. If vehicle cargos were included in the market share analysis, Trailer Bridge, Crowley, and Sea Star market shares would be in excess of the preceding figures.

Puerto Rico shippers select carriers based primarily upon price and to a lesser extent, criteria such as frequency of shipments, transit time, consistency, billing accuracy and claims experience. The Company believes that the elements comprising its business model result in it being a lower-cost operator. This underlying cost advantage, combined with consistently focusing a shipper's attention on the effective cost per cubic foot of freight rates and surcharges, assists the Company in providing and highlighting proposals that contain better pricing. Based upon how much of the additional 61% inside cube a shipper can utilize, it is not unusual for them to switch to Trailer Bridge even when that results in actually paying more per container load than they were before.

In the Dominican Republic trade, Trailer Bridge competes with over a dozen carriers. Trailer Bridge serves the northern port of Puerto Plata and therefore does not compete directly with most of the carriers that serve the much larger southern ports near Santo Domingo. Trailer Bridge's service in 2009 of every 14 days to Puerto Plata represented a very small capacity increase in the trade between the U.S. and the Dominican Republic. A service every 7 days to Puerto Plata, Dominican Republic, was implemented in January 2010.

The trucking industry is highly competitive and fragmented with no one carrier or group of carriers dominating the market. The Company's non-Puerto Rico domestic truckload operations, which are used primarily to balance its core Puerto Rico service, compete with a number of trucking companies as well as private truck fleets used by shippers to transport their own products. Truckload carriers compete primarily on the basis of price. The Company's truck freight service also competes to a limited extent with rail and rail-truck intermodal service, but the Company attempts to limit this competition by seeking more time and service-sensitive freight.

The Company has several distinct advantages over its competitors in the Puerto Rico trade. The Company has a unique and superior operating system, which utilizes 53' high cube containers, TBC's, and reach stackers to load/unload freight. In November 2008, Trailer Bridge was granted a patent for the process of loading and unloading containers on its TBC vessels by the United States Patent and Trademark Office (USPTO). Trailer Bridge also holds several patents related to its VTM, special purpose modules for receiving motorized vehicles for transportation that interchange easily between transport modes without the necessity of re-handling the vehicles.

The Company's ocean going tugs all use a cleaner distillate fuel as opposed to the residual fuel used by the self-propelled vessels in the Puerto Rico trade. The Company believes its vessel emissions characteristics result in it having one of the cleanest environmental footprints in the Puerto Rico trade and believes that this will become an increasingly important factor in customers' decision making processes. The Company was the first marine company to join the Environment Protection Agency SmartWay Transport Partnership, a voluntary business/government collaboration focused on increasing efficiency and reducing emissions. Because all of the tugs that tow the Company's vessels use a cleaner distillate fuel all the time, its entire fleet already meets all the fuel quality standards recently recommended by the United Nations International Maritime Organization (IMO). In October 2008, the Company was recognized by the Environmental Protection Agency with a Smartway Excellence Award.

REGULATION

As a common and contract motor carrier, the Company is regulated by the Surface Transportation Board and various state agencies. The Company's drivers, including owner-operators, also must comply with the safety and fitness regulations promulgated by the Department of Transportation, including those relating to drug testing and hours of service.

The Company's operations are subject to various federal, state and local environmental laws and regulations, implemented principally by the Environmental Protection Agency and similar state regulatory agencies. These regulations govern the management of hazardous wastes, discharge of pollutants into the air, surface and underground waters, and the disposal of certain substances. Management is not aware of any water or land fuel spills or hazardous substance contamination on its properties and believes that its operations are in material compliance with current environmental laws and regulations.

The Company's marine operations are conducted in the U.S. domestic trade and the U.S. foreign trade. A set of federal laws known as the Jones Act requires that only U.S. built, operated and crewed vessels move freight between ports in the U.S., including the noncontiguous areas of Puerto Rico, Alaska and Hawaii. These marine operations are subject to regulation by various federal agencies, including the Surface Transportation Board, the Federal Maritime Commission, the U.S. Maritime Administration and the U.S. Coast Guard. These regulatory authorities have broad powers governing activities such as operational safety, tariff filings of freight rates, certain mergers, contraband, environmental contamination and financial reporting. Management believes that its operations are in material compliance with current marine laws and regulations. The Company has approved the Facility Security Plans in place for our waterfront facilities and Vessel Security plans in compliance with Homeland Security and the Maritime Transportation Security Act. The Company is an approved participant in the Customs Trade Partnership Against Terrorism (CTPAT). CTPAT participation is a requirement for carriers operating in foreign trade. The Company demonstrated that it has adequate security procedures in place to protect its assets and the products of its customers while under the Company's control.

PATENTS AND TRADEMARKS

We seek to establish and maintain our proprietary rights in our technology through the use of patents, trademarks, and trade secrets. This technology is used by the Company in its services and processes. The Company's technology includes, among other things:

- A patented innovative system for loading and unloading the TBC's that requires minimum capital expenditures and labor resources. Wheeled vehicles, known as reach-stackers, carry and load the containers onto the vessels. These highly maneuverable vehicles are also used by railroads to load containers on rail cars for intermodal transportation. The reach-stackers are significantly less expensive than the cranes typically required for loading and unloading containers from the holds of large cargo ships and instead directly access the deck of the vessel via simple and movable linear planks.

- Numerous patents for the VTM unit and the method of loading and unloading vehicles into the VTM.

- A patent for the process of loading and unloading containers on its TBC vessels.

EMPLOYEES

At December 31, 2009, Trailer Bridge had 205 employees consisting of 69 truck drivers and 136 executive and administrative personnel.

AVAILABLE INFORMATION

The Company makes its public filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all exhibits and amendments to these reports, available at the Company's web site http://www.trailerbridge.com as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The information on the Company's website is not incorporated by reference in this annual report on Form 10-K.

Item 1A. Risk Factors

Risks Relating to the Company's Business

There is a criminal investigation into pricing practices in the trade in which the Company operates and related class- action suits.

As more fully described in Item 3. – Legal Proceedings, on April 17, 2008, the Company received a subpoena from the Department of Justice ("DOJ") seeking documents and information relating to a criminal grand jury investigation of alleged anti-competitive conduct by Puerto Rico ocean carriers. To date, neither the Company nor any of its employees has been charged with any wrongdoing in this investigation and we will continue to cooperate with government officials. Following publicity about the DOJ investigation, beginning on April 22, 2008, shippers in the Puerto Rico trade lane, and in one case indirect consumer purchasers within Puerto Rico, have filed at least 41 purported class actions against domestic ocean carriers, including Horizon Lines, Sea Star Lines, Crowley and the Company. Additionally, on October 9, 2009, the Company received a Request for Information and Production of Documents from the Puerto Rico Office of Monopolistic Affairs. The request relates to an investigation into possible price fixing and unfair competition in the Puerto Rico domestic ocean shipping business. The Company is not able to predict the ultimate outcome or cost of the DOJ investigation, the civil class actions, or the Puerto Rico Office of Monopolistic Affairs investigation. However, should this result in an unfavorable outcome for the Company, it could have a material adverse effect on the Company's financial position and future operations.

We may be unable to refinance our 9.25% Senior Secured Notes.

The Company's 9.25% Senior Secured Notes mature on November 15, 2011. As of March 26, 2010, the aggregate principal outstanding on the 9.25% Senior Secured Notes is $82.5 million. We do not expect to generate sufficient funds from our operations to pay off the aggregate principal outstanding on the 9.25% Senior Secured Notes when due in November 2011. If we are unable to refinance these notes on acceptable terms, we might be forced (i) to dispose of property or equipment, which might result in losses, and/or (ii) to obtain financing at unfavorable terms. Either could reduce the cash flow available for operations and, therefore, have a negative effect on our results of operations.

Compliance With Safety and Environmental Protection and Other Governmental Requirements May Adversely Affect Our Operations.

The shipping industry in general, and our business and the operation of our vessels and terminals in particular, are affected by extensive and changing safety, environmental protection and other international, national, state and local governmental laws and regulations. For example, our vessels generally must be maintained "in class" and are subject to periodic inspections by the American Bureau of Shipping or similar classification societies, and must be periodically inspected by, or on behalf of, the U.S. Coast Guard. Changes in enforcement policies for existing requirements and additional laws and regulations adopted in the future could limit our ability to do business or further increase the cost of our doing business.

We believe our vessels are maintained in good condition in compliance with present regulatory requirements, are operated in compliance in all material respects with applicable safety/environmental laws and regulations and are insured against the usual risks for such amounts as our management deems appropriate. Our vessels' operating certificates and licenses are renewed periodically during the required annual surveys of the vessels. However, there can be no assurance that such certificates and licenses will be renewed. In the future, we may have to alter existing equipment, add new equipment to, or change operating procedures for, our vessels to comply with changes in governmental regulations, safety or other equipment standards to meet our customers' changing needs. If any such costs are material, they could adversely affect our financial condition.

Volatility in fuel prices could adversely affect our profitability.

While the Company has a series of fuel surcharges in place that seek to adjust revenues with changes in fuel prices, such mechanisms do not act with precision in terms of timing and amount. When fuel prices increase dramatically, rapidly or consistently, the surcharge mechanism may not immediately adjust revenues enough to offset the increase in cost to the Company. Additionally, in periods of consistent fuel price increases, the fuel surcharge mechanism may not fully capture the increase in costs. The fuel surcharge is also an area of competition among carriers in the trade and market forces may prohibit the Company from generating enough revenue from the fuel surcharges to offset any increase in costs, which may have a negative affect on our profitability.

We have no control over economic factors that could adversely affect our business.

We have no control over economic factors such as fuel prices, fuel tax, interest rate fluctuations, recessions or customers' business cycles. Significant increases in fuel or other operating costs and interest rates, to the extent not offset by increases in freight rates or fuel surcharges, would adversely affect our operating results. The current economic uncertainty caused by the economic recession in the United States and other countries, could have a material adverse effect upon our operating results; especially if conditions do not improve. If the resale value of our revenue equipment were to decline, we could receive less upon the disposition of our equipment or find it necessary to retain our equipment longer, with a resulting increase in our operating expenses. The marine and trucking industries are cyclical with corresponding changes in revenue and profits. Changes in economic and trade growth as well as changes in the supply and demand of vessel and trucking capacity can impact both rates and resale values. The amount and timing of new vessel deliveries to competing carriers in the Puerto Rico market and rate reductions from increased capacity, excess capacity or slow market growth could result in rate instability that could have a material adverse effect upon us.

Intense maritime competition has led to past financial losses.

Due primarily to the overcapacity and intense competition in the Puerto Rico market during the late 1990's and early 2000's, the Company experienced significant financial losses and negative cash flow. Although we have had positive operating income since 2005, the Company cannot assure that it will continue to generate operating income and positive cash flow. The Company cannot assure that a new marine freight carrier will not commence operations in the Puerto Rico market or that an existing competitor will not increase capacity or lower prices in the Puerto Rico market. Most of our competitors have substantially greater financial resources, operate more equipment, or carry a larger volume of freight than we do.

Intense competition in our industry could adversely affect our business and financial condition.

The trucking industry is highly competitive and fragmented and the Puerto Rico freight market is also highly competitive. We currently compete with other truckload carriers that provide domestic dry van service, private fleets operated by existing and potential customers, and marine carriers that provide ocean service between the continental U.S. and Puerto Rico. Competition for the freight we transport is based primarily on freight rates, and, to a lesser degree, on service and efficiency. Most of our competitors have substantially greater financial resources, operate more equipment, or carry a larger volume of freight than we do.

The Company's operations are dependent on a limited fleet and special loading structures.

The Company's current liner operations depend on four vessels and triple deck loading ramps at its port facilities in Jacksonville and San Juan, the loss of which could have a material adverse effect on the Company. The operation of any marine vessel involves the risk of catastrophic events due to various perils at sea. In the event of either a total loss of or major damage to its vessels or ramps, the Company cannot assure that the Company could locate suitable replacements, or if available, that such replacements could be obtained on suitable terms. The Company also could be adversely affected if unexpected maintenance or repairs are required for either of the custom configured ramp systems the Company uses. Although its vessels are insured for loss, the Company does not maintain business interruption insurance and the Company's vessel insurance might not be high enough to build replacement vessels. Accordingly, the Company cannot assure that the loss of, damage to or significant required repair to any of its vessels or port facilities in the future would not have a material adverse effect on its cash flow.

A substantial part of the Company's revenue is produced in a single market, which makes it susceptible to changes that could adversely affect its results.

The vast majority of its revenue is attributable to freight moving either to or from Puerto Rico. Its reliance on the Puerto Rico market makes it susceptible to a downturn in the local economy, local economic and competitive factors, changes in government regulations and political changes that the Company cannot predict. The Company's operation is highly leveraged and a downturn in freight volume in the Puerto Rico trade lane would have a material adverse effect on its cash flow.

Repeal or substantial amendment of the Jones Act could adversely affect its business.

The Jones Act provides that all vessels operating between ports in the United States, including the noncontiguous areas of Puerto Rico, Alaska and Hawaii, must be built, owned, operated and crewed substantially by U.S. citizens. The Company cannot assure that the Jones Act will not be repealed or amended in the future. If the Jones Act was to be repealed or substantially amended and, as a consequence, competition was to increase in the Puerto Rico market, the Company's business and cash flow could be adversely affected.

Changes in tax laws or the interpretation thereof, adverse tax audits and other tax matters related to the Company's tonnage tax election or such tax may adversely affect future results.

The Company has elected to be taxed according to the tonnage tax instead of the federal corporate income tax on income from its qualifying shipping activities since the 2007 federal tax year. Changes in tax laws or the interpretation thereof, adverse tax audits, and other tax matters related to such tax election or such tax may adversely affect the Company's future results.

We are susceptible to severe weather and natural disasters.

Our operations are vulnerable to disruption as a result of weather and natural disasters such as bad weather at sea as well as hurricanes and earthquakes. Such events will interfere with our ability to provide the on-time scheduled service our customers demand resulting in increased expenses and potential loss of business associated with such events. In addition, severe weather and natural disasters can result in interference with our terminal operations, and may cause significant damage to our vessels and ramps, loss or damage to containers, cargo and other equipment and loss of life or physical injury to our employees. Terminals on the east coast of the continental U.S. and in the Caribbean are particularly susceptible to hurricanes. Any damage caused by natural disasters may not be fully covered by insurance.

Restrictions on foreign ownership of our vessels could prevent us from conducting operations in the United States domestic trade.

In order to maintain the eligibility of the Company to own and operate vessels in compliance with the Jones Act, 75% of the outstanding capital stock and voting power of the Company is required to be held by U.S. citizens. The Company's Certificate of Incorporation contains provisions limiting non-citizenship ownership of its capital stock and requiring non-citizens to divest the shares of capital stock that they own in excess of these limits. However, the Company could lose its ability to conduct operations in the U.S. domestic trade if such provisions prove unsuccessful in maintaining the required level of citizen ownership, which would require us to shut down all but a very small portion of our current business.

Loss of our key management personnel could adversely affect our business.

Our future success will depend, in significant part, upon the services of our Chief Executive Officer, our Executive Vice President and General Counsel, our Chief Financial Officer and our other officers. The loss of the services of any of these executive officers could adversely affect our future operating results because of such officers' experience and knowledge of our business and customer relationships. We do not maintain key person insurance on any of our executive officers.

We are subject to, and may in the future be subject to legal disputes that could have a material adverse effect on us.

The nature of our business exposes us to the potential for legal disputes from time to time relating to labor and employment matters, personal injury and property damage, environmental matters and other matters, as discussed in the other risk factors disclosed in this Form 10-K. In addition, as a common carrier, our tariffs, rates, rules and practices in dealing with our customers are governed by extensive and complex foreign, federal, state and local regulations which are the subject of administrative and/or judicial proceedings from time to time. These proceedings, individually or collectively, could harm our business by distracting our management from the operation of our business. Additionally, these proceedings, individually or collectively, could involve significant expenditures by us or result in significant changes to our tariffs, rates, rules and practices in dealing with our customers that could have a material adverse effect on our future revenue and profitability.

Covenants in our debt agreements may restrict our operating activities and adversely affect our financial condition.

Our debt agreements contain customary covenants and financial tests, including compliance with certain financial ratios under certain circumstances. These covenants could limit our operational flexibility and our acquisition activities. Moreover, if we breach any of the covenants and did not cure the breach within the applicable cure period, we could be forced to repay the debt immediately, even in the absence of a payment default. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations, and the market value of our stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

OFFICE FACILITIES

Trailer Bridge is headquartered in Jacksonville, Florida, where it owns a 20,500 square foot office building adjacent to its truck operations center. This facility allows its Jacksonville personnel to be centralized in one location. The office building has also been designed so that additions can be constructed to serve the Company's future needs. The truck operations center property consists of 27 acres near Interstate 95, approximately 2 miles from the Company's marine terminal on Blount Island. In addition to the office building, the property includes an 11,400 square foot tractor maintenance shop where preventative maintenance and repairs are performed, as well as, a trailer washing facility, drivers' lounge and parking space for tractors and trailers.

The Company maintains small sales office facilities in Miami, Florida, Charlotte, North Carolina, Chicago, Illinois, Cleveland, Ohio, Shrewsbury, New Jersey, Atlanta, Georgia and Santiago, Dominican Republic that are utilized by sales personnel. The Company also rents a 2,600 square foot office in San Juan where its Puerto Rico administrative and sales personnel are based.

PORT FACILITIES

The Company utilizes port facilities in Jacksonville and San Juan where its vessels are loaded and freight is stored awaiting further movement by either vessel or truck.

Trailer Bridge's marine terminal in Jacksonville is located on Blount Island and consists of a berthing area and approximately 30 acres leased from the Jacksonville Port Authority. The lease, which expires in 2013, allows the Company to use the berthing area on a preferential, although non-exclusive, basis and the land area on an exclusive basis. Included in the lease is a triple deck loading ramp funded by the Jacksonville Port Authority that the Company uses to load and unload its triple-deck ro/ro barges. The Company pays the Jacksonville Port Authority a monthly rental payment plus a wharfage payment based upon total cargo volume with a minimum guarantee of approximately $1.9 million per year.

The Company's marine terminal in San Juan consists of two berthing areas and 36 acres that the Company utilizes on a preferential basis under a stevedoring services agreement with the contractor who provides cargo-handling services. In addition to the area designated for parking containers and vehicles, the Company has on-site offices for its management personnel, two designated gate areas for receiving and delivery of loaded containers and vehicles, a roadability area for checking equipment, a three-story loading ramp for working the triple deck ro/ro barges and a maintenance area for servicing our equipment. The stevedoring services agreement calls for the Company to make fixed payments as well as payments based upon total cargo volume and the prevailing wharfage rates of the Puerto Rico Ports Authority. This agreement expires November 30, 2010, with renewals at the Company's option until October 23, 2026. The Company believes its present port facilities combined with the additional San Juan land lease are sufficient for its current and future operations. See - Part I – Item 1. "Business RAMP STRUCTURES."

Trailer Bridge operates in the port of Puerto Plata in the Dominican Republic within the public container terminal operated by the Puerto Plata Port Authority. The Port Authority has set aside an exclusive secured area for parking Trailer Bridge loads and equipment and provides full-time security personnel in this area. The vessel and terminal operations are managed by Ageport, an operating agent, under the direction of a Trailer Bridge manager.

The Company believes that all of its facilities and equipment are in good condition, well maintained and able to support its current operations. For additional information concerning the Company's properties, see the information concerning its fleet of vessels and certain other properties as set forth in Part I – Item 1. "Business."

A substantial portion of the Company's property and vessels are pledged as collateral for the Company's long-term debt.

Item 3. Legal Proceedings

On April 17, 2008, the Company received a subpoena from the Antitrust Division of the DOJ seeking documents and information relating to a criminal grand jury investigation of alleged anti-competitive conduct by Puerto Rico ocean carriers. Company representatives have met with United States Justice Department attorneys and pledged the Company's full and complete cooperation with the DOJ investigation. The Company has made document submissions to the DOJ in response to the subpoena. To date, neither the Company nor any of its employees has been charged with any wrongdoing in this investigation and we will continue to cooperate with government officials.

Following publicity about the DOJ investigation, beginning on April 22, 2008, shippers in the Puerto Rico trade lane, and in one case indirect consumer purchasers within Puerto Rico, have filed at least 41 purported class actions against domestic ocean carriers, including Horizon Lines, Sea Star Lines, Crowley

Liner Services and the Company. The Company intends to continue its vigorous defense of these actions. The actions allege that the defendants inflated prices in violation of federal antitrust laws and seek treble damages, attorneys' fees and injunctive relief. The actions, which were filed in the United States District Court for the Southern District of Florida, the United States District Court for the Middle District of Florida, and the United States District Court for the District of Puerto Rico, were consolidated into a single multi-district litigation proceeding (MDL 1960) in the District of Puerto Rico for pretrial purposes. Plaintiffs' lead counsel has filed a number of amended class action complaints under seal. The Company filed a motion to dismiss that complaint with the court. That motion has been fully briefed and argued and the parties are awaiting a ruling by the Court.

In June 2009, Horizon Lines and its related companies entered into a settlement agreement with certain named direct purchaser plaintiffs on behalf of a purported class of claimants in the MDL 1960 proceeding, while denying any liability for the underlying claims. The settlement agreement is subject to Court approval and is subject to various objections. In December 2009, the Court heard arguments related to the approval of the settlement and has set this matter for further argument on April 6, 2010. Additionally, Crowley Liner Services and its related entities have entered into a settlement agreement with certain named direct purchaser plaintiffs on behalf of a purported class of claimants in the MDL 1960 proceeding, while denying liability for the underlying claims. The Court is expected to hear argument related to the approval of the Crowley Settlement on April 6, 2010 as well. It is not clear what, if any, impact the settlements, if approved, will have on further prosecution of the MDL 1960. The Company is not a party to either of the settlements.

On October 9, 2009, the Company received a Request for Information and Production of Documents from the Puerto Rico Office of Monopolistic Affairs. The request relates to an investigation into possible price fixing and unfair competition in the Puerto Rico domestic ocean shipping business. The Company has indicated to the Puerto Rican authorities that it will cooperate fully with this investigation and has provided requested documents to such authorities.

Significant legal fees and costs are expected to be incurred in connection with the DOJ investigation, the class actions, and the Puerto Rico Office of Monopolistic Affairs investigation. During the three-month periods ended December 31, 2009, and 2008, costs were approximately $676,000 and $341,000, respectively. During the twelve month periods ended December 31, 2009, and 2008, costs were approximately $1,728,000 and $1,464,000, respectively.

On October 15, 2009, the Company commenced legal action against its insurer for a judicial declaration that the insurer owes and has breached its duty to defend the Company in an antitrust lawsuit captioned: "*In re Puerto Rican Cabotage Antitrust Litigation*", U.S.D.C., Puerto Rico, Case No. 3:08-md-01960-DRD (MDL 1960), and for judgment requiring the insurer to defend and to reimburse the Company's defense expenses. The case is in the Middle District of Florida, Jacksonville Division, and is captioned: "*Trailer Bridge, Inc. v. Illinois National Insurance Company*". Discovery has not commenced. The Company and defendant insurer have cross-moved for partial summary judgment on the "duty to defend" issue. No hearing date has been set and the motions' outcomes cannot be predicted with certainty.

The Company is not able to predict the ultimate outcome or cost of the DOJ investigation, the civil class actions, or the Puerto Rico Office of Monopolistic Affairs investigation. However, should this result in an unfavorable outcome for the Company, it could have a material adverse effect on the Company's financial position and future operations.

The Company is involved in routine litigation and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company's financial position or cash flows.

Item 4. Removed and Reserved

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock trades on the NASDAQ Global Market, under the NASDAQ symbol "TRBR".

The following table represents the high and low bid quotations for the past two years as reported on the NASDAQ Global Market:

2009	High	Low
First Quarter	$ 4.68	$ 1.73
Second Quarter	$ 5.68	$ 2.29
Third Quarter	$ 5.86	$ 3.90
Fourth Quarter	$ 6.17	$ 3.85

2008	High	Low
First Quarter	$ 12.48	$ 8.00
Second Quarter	$ 9.44	$ 5.05
Third Quarter	$ 7.00	$ 4.98
Fourth Quarter	$ 6.09	$ 3.61

The Company has paid no dividends since its inception and does not anticipate doing so in the foreseeable future. Certain of the Company's loan documents prevent the payment of cash dividends under certain circumstances.

As of March 26, 2010 there were 88 stockholders of record.

The closing price for the common stock on March 26, 2010 was $5.05.

The following table sets forth information about the Company's equity compensation plans.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans appoved by securities holders	1,533,822	$ 4.91	(110,146)*
Equity compensation plans not appoved by securities holders	-	-	-
Total	1,533,822	$ 4.91	(110,146)*

*Amendments to both the Company's Stock Incentive Plan and Non-Employee Director Plan to increase the number of shares authorized for issuance by 325,000 and 175,000, respectively, are subject to shareholder approval at our 2010 annual meeting of shareholders.

On December 29, 2009, the Board of Directors authorized the repurchase of up to $1.0 million of the Company's common stock. Under this program, stock repurchases may be made in the open market or through privately negotiated transactions beginning on December 30, 2009. The timing and actual number of shares repurchased will depend on market conditions and other factors. The stock repurchase program, which will expire on December 30, 2010, unless extended by the Board of Directors, may be commenced or suspended at any time without prior notice.

Item 6. Selected Financial Data

Not required for smaller reporting companies.

Item 7. Management's Discussion and Analysis of Financial Condition And Results Of Operations

EXECUTIVE SUMMARY

The Company earns revenue by the movement of freight by water to and from Puerto Rico, the Dominican Republic and the continental United States through its terminal facility in Jacksonville, Florida. The Company also earns revenue from the movement of freight within the continental United States when such movement complements its core business of moving freight to and from Puerto Rico and the Dominican Republic. The Company also earns revenue from chartering its vessels that are not in liner service to third party operators. The Company's operating expenses consist of the cost of the equipment, labor, facilities, fuel, inland transportation and administrative support necessary to move freight to and from Puerto Rico, the Dominican Republic and within the continental United States. During 2009, the Company experienced an improvement in operating income and the resulting operating ratio compared to 2008, primarily due to decreased fuel expense. Fuel expense decreased due to lower fuel prices as well as decreased consumption as a result of one less TBC in liner service during the first half of 2009.

RESULTS OF OPERATIONS

The following table sets forth the indicated items as a percentage of net revenues for the years ended December 31, 2009, 2008 and 2007.

Operating Statement - Margin Analysis
(% of Operating Revenues)

	2009	2008	2007
Operating Revenues	100.0%	100.0%	100.0%
Salaries, wages, and benefits	15.8	13.8	14.4
Purchased transportation and other rent	22.3	25.2	24.4
Fuel	12.9	21.4	16.2
Operating and maintenance (exclusive of depreciation & dry-docking shown separately below)	21.6	19.7	19.8
Dry-docking	0.8	0.7	-
Taxes and licenses	0.5	0.4	0.4
Insurance and claims	2.7	2.4	2.8
Communications and utilities	0.6	0.6	0.6
Depreciation and amortization	5.4	4.6	4.9
Loss on sale of property & equipment	-	0.2	-
Other operating expenses	6.3	5.8	4.3
Total Operating Expenses	88.9	94.8	87.8
Operating income	11.1	5.2	12.2
Net interest expense	(8.9)	(7.6)	(8.3)
Gain on debt extinguishment	0.1	-	-
Benefit (provision) for income taxes	-	-	(4.1)
Net income (loss)	2.3%	(2.4)%	(0.2)%

Year ended December 31, 2009, Compared to Year ended December 31, 2008

The Company's operating ratio, or operating expenses expressed as a percentage of revenues, improved from 94.8% in 2008 to 88.9% in 2009. This change is explained under the operating expenses caption below.

Revenues

The following table sets forth by percentage and dollar, the changes in the Company's revenue and volume, measured by equivalent units from 2008 to 2009:

Volume & Revenue Changes 2009 Compared to 2008

	Overall
Volume Percent Change:	
Total Equivalent Units	(4.2)%
Revenue Change (in millions):	
Core Service Revenue	$ (7.3)
Other Revenues	(11.4)
Total Revenue Change	$ (18.7)

The decrease in revenues is primarily due to a decrease in overall container and trailer as well as auto volumes. The decrease in other revenue is primarily due to decreases in fuel surcharges partially offset by an increase in charterhire revenue resulting from more vessels chartered in 2009 when compared to 2008.

Vessel capacity utilization southbound was 87.5% during 2009, compared to 86.3% during 2008. Southbound container and trailer volume decreased but vessel capacity utilization increased due to one less TBC vessel in liner service during the first and second quarter of 2009. Vessel capacity utilization northbound was 29.4% during 2009, compared to 24.4% during 2008. This change was primarily due to increased northbound volumes combined with decreased vessel capacity.

The decrease in other revenues is primarily attributable to a decrease in fuel surcharge revenue during 2009, which decreased to $14.0 million from $26.1 million in 2008. Net demurrage, a charge assessed for failure to return empty freight equipment on time less a demurrage related allowance for bad debt, is also included in the Company's revenues and amounted to $0.7 million in 2009 compared to $1.1 million in 2008. Total charterhire revenue amounted to $5.6 million in 2009 and $4.0 million in 2008. Charterhire is rental revenue for vessels not in use in a liner service. Security charges are charges to cover the Company's additional expenses required to ensure the safety of the shipper's cargo. These charges amounted to $1.8 million in 2009 compared to $2.1 million in 2008.

Operating expenses

Operating expenses decreased by $24.5 million, or 19.4% from $126.1 million for 2008 to $101.6 million for 2009. This decrease was due primarily to lower inland and marine variable costs due to lower volumes and decreases in the market price of fuel. Fuel expenses in 2009 decreased $13.7 million, or 48.2%, due to significant decreases in the market price of fuel combined with decreased consumption due to one less TBC in liner service during half of the year in 2009 when compared to 2008. Rent and purchased transportation decreased by $8.1 million or 24.2% due partially to tug charter rent for an additional TBC in service during the first half of 2008 and decreases in cargo volumes and fuel related components of inland purchased transportation. Operating and maintenance expense decreased $1.5 million or 5.7% primarily due to decreased stevedoring moves related to the overall decrease in volume. Other operating expenses decreased $0.6 million due to a decrease in uncollectible revenue expense and finance fees and charges. As a result, the Company's operating ratio of revenue compared to expenses improved during 2009, at 88.9% as compared to 94.8% during 2008.

Interest Expense

Interest expense remained fairly consistent at $10.4 million in 2008 and 2009. During the third quarter of 2009, the Company repurchased, with cash, $1.5 million (face amount) of its 9.25% Senior Secured Notes in open market transactions. The aggregate principal outstanding on the 9.25% Senior Secured Notes following the Company's purchases was $83.5 million. This decrease in principal caused a slight decrease in interest expense in the fourth quarter of 2009. The Company's 9.25% Senior Secured Notes mature on November 15, 2011, with interest payable semi-annually on each May 15 and November 15.

As a result of the factors described above, the Company reported net income of $2.6 million or $0.22 per share, basic and diluted, for the year ended December 31, 2009, compared to a net loss of $3.2 million or $0.27 per share, basic and diluted, for the year ended December 31, 2008.

Income Taxes

The American Jobs Creation Act of 2004 instituted an elective tonnage tax regime whereby a corporation may elect to pay a tonnage tax based upon the net tonnage of its qualifying U.S. flag vessels rather than the traditional federal corporate income tax on the taxable income from such vessels and related inland service. The Company has determined that its marine operations and inland transportation related to marine operations qualify for the tonnage tax. In the second quarter of 2007, the Company completed its analysis of the impact of making the election to be taxed under the tonnage tax regime. The analysis illustrated that using the tonnage tax method would reduce the Company's cash outlay related to federal income taxes. For federal tax purposes, the Company can satisfy only 90% of its AMT (Alternative Minimum Taxable) income with its net operating loss carryforwards (NOL) and, therefore, results in a much larger cash outlay in comparison to the required payments associated with the tonnage tax regime. As a result of this analysis, the Company determined that it would be making the election to be taxed under the tonnage tax regime on its 2007 federal tax return. As a result, it was more likely than not that the Company would not be able to utilize its deferred tax asset. Therefore during the second quarter of 2007, the deferred tax asset was adjusted by approximately $4.6 million to reflect this limitation. The remaining deferred tax asset at December 31, 2009 and 2008 of approximately $279,000 represents primarily the state portion of the Company's deferred tax asset. The Company's research of the tonnage tax suggests that states do not recognize the tonnage tax and, therefore, NOL's related to state qualifying shipping income would not be suspended. The 2008 election of the tonnage tax was made in connection with the filing of the Company's 2007 federal corporate income tax return and will also apply to all subsequent federal income tax returns unless the Company revokes this tax treatment. The Company is accounting for this election as a change in status of its qualifying shipping activities. As a result of the change in status, federal deferred tax assets and liabilities, including approximately $85 million of federal NOL's, which were previously offset by a valuation allowance, have been suspended. It cannot be assured that there will not be future efforts to repeal all, or any portion of, the tonnage tax as it applies to our shipping activities. The federal 2009 tax expense under the tonnage tax method is estimated to be $28,000 which could not be offset by the Company's existing NOL's under the tonnage tax regime.

Year ended December 31, 2008, Compared to Year ended December 31, 2007

The Company's operating ratio, or operating expenses expressed as a percentage of revenue, deteriorated from 87.8% in 2007 to 94.8% in 2008. This change is more fully explained under the operating expenses caption set forth below.

Revenues

The following table sets forth by percentage and dollar, the changes in the Company's revenue and volume, measured by equivalent units, by sailing route and freight carried from 2007 to 2008:

Volume & Revenue Changes 2008 Compared to 2007

		Overall
Volume Percent Change:		
Total Equivalent Units		8.1%
Revenue Change (in millions):		
Core Service Revenue	$	7.0
Other Revenues		9.9
Total Revenue Change	$	16.9

The increase in revenues is primarily due to increases in volume partially offset by lower average yields. The increase in other revenue is primarily due to increases in fuel surcharges as well as increased charterhire resulting from an improved vessel charter market.

Vessel capacity utilization southbound was 86.3% during 2008, compared to 80.0% during 2007.

The increase in other revenues is primarily attributable to an increase in fuel surcharge revenue during 2008, which increased to $26.1 million from $17.3 million in 2007. Net demurrage, a charge assessed for failure to return empty freight equipment on time less a demurrage related allowance for bad debt, is also included in the Company's revenues and amounted to $1.1 million in 2008 compared to $1.7 million in 2007. Total charterhire revenue amounted to $4.0 million in 2008 and $1.7 million in 2007. Charterhire is rental revenue for vessels not in use in a liner service. Security charges are charges to cover the Company's additional expenses required to ensure the safety of the shipper's cargo. These charges amounted to $2.1 million in 2008 and 2007.

Operating expenses

Operating expenses increased by $24.1 million, or 23.7% from $101.9 million for 2007 to $126.1 million for 2008. This increase was due primarily to fuel expenses in 2008, which increased $9.7 million, or 51.2%, due to increased consumption related to the Dominican Republic service that started in August of 2007 and increases in fuel prices. Most other operating expenses of the Company increased as well during 2008 as a result of additional volume and an additional bi-weekly sailing to the Dominican Republic during the first half of 2008. That extra TBC was removed from liner service in the second half of 2008 due to increased fuel prices. Salaries and benefits increased by $1.6 million or 9.8% primarily due to salary increases and a one-time compensation charge of $0.8 million related to the departure of the Company's previous Chief Executive Officer John D. McCown. This increase in salaries and benefits was partially offset by a decrease in incentive based compensation. Rent and purchased transportation increased by $5.3 million or 18.7% due partially to tug charter related to the additional TBC in service during the first half of 2008 to service the Dominican Republic and increased inland purchased transportation related to increases in volume. Operating and maintenance expense increased $4.1 million or 18.0% primarily due to increased terminal costs related to the overall increase in volume and an increase in expenses related to the Company's stevedores. Depreciation and amortization expense increased by $0.5 million or 9.2% due to the Company's purchase of containers and chassis in 2007 that were depreciated for a full year in 2008. Other operating expenses increased $2.5 million due to an increase in legal fees and an increase in security expenses during 2008. The increase in legal fees was primarily the result of the DOJ investigation that began on April 22, 2008. During 2008, legal expenses related to this investigation were $1.5 million. As a result, the Company's operating ratio of expenses compared to revenue was higher during 2008, at 94.8% as compared to 87.8% during 2007.

Interest Expense

Interest expense increased slightly to $10.4 million in 2008 from $10.3 million in 2007 primarily due to additional draws on the Wachovia term loan that was established in the fourth quarter of 2007 to fund the purchase of containers and chassis to support the Dominican Republic service. In May 2008 and November 2008, the Company drew approximately $1.3 million and $4.1 million on this note, respectively. The Company began making principle payments on the November draw of $4.1 million in January of 2009.

As a result of the factors described above, the Company reported a net loss of $3.2 million or $0.27 per share, basic and diluted, for the year ended December 31, 2008 compared to a net loss of $0.3 million or $0.02 per share, basic and diluted, for the year ended December 31, 2007.

Income Taxes

The American Jobs Creation Act of 2004 instituted an elective tonnage tax regime whereby a corporation may elect to pay a tonnage tax based upon the net tonnage of its qualifying U.S. flag vessels rather than the traditional federal corporate income tax on the taxable income from such vessels and related inland service. The Company has determined that its marine operations and inland transportation related to marine operations qualify for the tonnage tax. In the second quarter of 2007, the Company completed its analysis of the impact of making the election to be taxed under the tonnage tax regime. The analysis illustrated that using the tonnage tax method would reduce the Company's cash outlay related to federal income taxes. For federal tax purposes, the Company can satisfy only 90% of its AMT (Alternative Minimum Taxable) income with its net operating loss carryforwards (NOL) and, therefore, results in a much larger cash outlay in comparison to the required payments associated with the tonnage tax regime. As a result of this analysis, the Company determined that it would be making the election to be taxed under the tonnage tax regime on its 2007 federal tax return. As a result, it was more likely than not that the Company would not be able to utilize its deferred tax asset. Therefore during the second quarter of 2007, the deferred tax asset was adjusted by approximately $4.6 million to reflect this limitation. The remaining deferred tax asset at December 31, 2008 of approximately $279,000 represents primarily the state portion of the Company's deferred tax asset. The Company's research of the tonnage tax suggests that states do not recognize the tonnage tax and, therefore, NOL's related to state qualifying shipping income would not be suspended. The 2008 election of the tonnage tax was made in connection with the filing of the Company's 2007 federal corporate income tax return and will also apply to all subsequent federal income tax returns unless the Company revokes this tax treatment. The Company is accounting for this election as a change in status of its qualifying shipping activities. As a result of the change in status, federal deferred tax assets and liabilities, including approximately $85 million of federal NOL's, which were previously offset by a valuation allowance, have been suspended. It cannot be assured that there will not be future efforts to repeal all, or any portion of, the tonnage tax as it applies to our shipping activities. The 2008 federal tax expense under the tonnage tax method was approximately $28,000 which can not be offset by the Company's existing NOL's under the tonnage tax regime.

DIVIDENDS

The Company has not declared or paid dividends on its common stock since its inception.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $9.8 million in 2009 compared to net cash provided by operating activities of $4.4 million in 2008. This represented an increase of $5.4 million, which resulted partially from net income in 2009 compared to a net loss in 2008. The increase in cash provided by operating activities was also partially the result of a decrease in accounts receivable of $5.0 million as a result of improved collections and a decrease in accrued liabilities of $3.7 million as a result of lower operating expenses. Net cash used in investing activities was $1.8 million in 2009 compared to net cash used in investing activities in 2008 of $2.0 million. This $0.2 million decrease from 2008 was due to a reduction in cash outlays on purchases of equipment in 2009. Net cash used in financing activities was $4.2 million in 2009 compared to net cash provided by financing activities of $2.9 million in 2008 representing a decrease of $7.1 million. This change was primarily the result of drawing an additional $5.4 million on the Wachovia term loan to finance the purchase of new roll-door containers in the fourth quarter of 2008. The repayments of the additional Wachovia term loan along with the retirement of $1.5 million of the Company's 9.25% Senior Secured Notes in the third quarter of 2009 contributed to increased debt payments in 2009. The Company made $1.0 million in additional purchases of its Senior Secured Notes in the first quarter of 2010. At December 31, 2009, the Company had cash of $11.0 million and working capital of $12.5 million.

Net cash provided by operating activities was $4.4 million in 2008 compared to net cash provided by operating activities of $12.0 million in 2007. This represented a decrease of $7.6 million, which resulted partially from additional net losses in 2008 compared to 2007. Net cash used in investing activities was $2.0 million in 2008 compared to net cash used in investing activities in 2007 of $19.7 million. This $17.7 million decrease from 2007 was due to large cash outlays on purchases and upgrades of containers and chassis during 2007. Net cash provided by financing activities was $2.9 million in 2008 compared to net cash provided by financing activities of $2.8 million in 2007 representing an increase of $0.1 million. This change was primarily the result of drawing an additional $5.4 million on the Wachovia term loan to finance the purchase of new roll-door containers. This increase in borrowings was slightly offset by an increase in principle payments on debt made in 2008. At December 31, 2008, the Company had cash of $7.2 million and working capital of $10.0 million.

The Company's revolving credit facility with Wachovia, as amended, provides for a maximum availability of $10 million and expires in April 2012. The facility provides for interest equal to the prime rate. The revolving line of credit is subject to a borrowing base formula based on a percentage of eligible accounts receivable. The revolving credit facility is secured by the Company's accounts receivable. At December 31, 2009, there were no advances drawn on this credit facility. During the fourth quarter of 2008, the Company amended the Revolving Credit Agreement to eliminate all financial covenants at any time the Company has at least $3.0 million in unused borrowing capacity under the facility. As of December 31, 2009, the Company had $7.8 million available under this facility as calculated by the borrowing base formula and therefore was not subject to the financial covenants.

The Company has access to a term loan that provides for a maximum availability of $10 million and expires April 2012. The term loan provides for interest equal to the prime rate. At December 31, 2009, approximately $7.5 million was drawn on this loan to fund previous equipment purchases. This term loan is collateralized by eligible new equipment with a carrying value of $15.3 million at December 31, 2009.

The Company's $83.5 million 9.25 % Senior Secured Notes mature on November 15, 2011. Interest on the notes is payable semi-annually on each May 15 and November 15. Prior to November 15, 2008, the Company had the option to redeem some or all of the notes at a make-whole premium. After November 15, 2008, the Company may redeem the notes, in whole or in part, at its option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require the Company to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. The agreement among other things, places restrictions (as defined) on the Company's ability to (a) incur or guarantee additional debt (b) to pay dividends, repurchase common stock or subordinated debt (c) create liens (d) transact with affiliates and (e) transfer or sell assets. The Company is currently is working on refinancing these notes.

During the third quarter of 2009, the Company repurchased, with cash, $1.5 million (face amount) of its 9.25% Senior Secured Notes in open market transactions. The Company's 9.25% Senior Secured Notes mature on November 15, 2011, with interest payable semi-annually on each May 15 and November 15. The aggregate principal outstanding on the 9.25% Senior Secured Notes following the Company's purchases is $83.5 million. For the period ended December 31, 2009, the repurchase of these notes resulted in a gain on extinguishment of debt of $132,500. The Company purchased an additional $1 million of Senior Secured Notes, at par value, in the first quarter of 2010.

The Company has outstanding two series of Ship Financing Bonds designated as its 7.07% Sinking Fund Bonds Due September 30, 2022 and 6.52% Sinking Fund Bonds Due March 30, 2023. These bonds are guaranteed by the U.S. government under Title XI of the Merchant Marine Act of 1936, as amended (the "Title XI Bonds"). The aggregate principal amount of the Title XI Bonds outstanding at December 31, 2009, was $16.1 million. The Company is required to make deposits based on adjusted earnings of the Company. During 2008 and 2009, the Company made no deposits into a reserve fund that secures the Title XI Bonds. As of December 31, 2009, the balance of this reserve fund was approximately $4.2 million. The Company expects to make another deposit into this fund during 2010 based upon its 2009 net income.

As of December 31, 2009, the Company was restricted from performing certain financial activities due to it not being in compliance with Title XI Bond covenants relating to certain leverage ratios. The provisions of the Title XI Bond covenants provide that, in the event of noncompliance with the covenants, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary of Transportation of the United States. If such permission is not obtained and the Company enters into any of the following actions it will be considered to be in default of the Title XI Bond covenants and the lender will have the right to call the debt. These actions are as follows: (1) acquire any fixed assets other than those required for the normal maintenance of its existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of the U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of its assets, other than pursuant to loans guaranteed by the Secretary of Transportation of the United States under Title XI of the Merchant Marine Act of 1936, as amended, and liens incurred in the ordinary course of business. As of December 31, 2009, the Company was in compliance with such restrictions.

The Company's projected cash flows from operating activities and the availability under the credit facility is expected to provide sufficient cash flows for future operations.

INFLATION

Inflation has had a minimal effect upon the Company's operating results in recent years. Most of the Company's operating expenses are inflation-sensitive, with inflation generally producing increased costs of operation. All transactions are denominated in United States Dollars. The Company expects that inflation will affect its costs no more than it affects those of other truckload and marine carriers.

SEASONALITY

The Company's liner service is subject to the seasonality of the Puerto Rico freight market where shipments are generally reduced during the first calendar quarter and increased during the third and fourth calendar quarters of each year. The fourth quarter typically has the highest revenue.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as of December 31, 2009.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the application of certain accounting policies, many of which require the Company to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

Management believes the application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, management has found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

The Company's most critical accounting policies are described below.

Revenue Recognition. In accordance with Accounting Standards Codification ("ASC") 605-20-25-13, "*Services for Freight-in-Transit at the End of a Reporting Period*" the Company recognizes voyage revenue ratably over the duration of a voyage based on the relative transit time in each reporting period commonly referred to as the "percentage of completion" method. Voyage expenses are recognized as incurred. Fuel and other surcharges, demurrage and charterhire revenue are included in our revenues. Net demurrage is a charge assessed for failure to return empty freight equipment on time less a demurrage related allowance for bad debt. Charter hire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of our customers. These amounts are computed daily and included in "Operating Revenue."

Useful Life and Salvage Values. The Company reviews the selections of estimated useful lives and salvage values for purposes of depreciating our property and equipment. Depreciable lives of property and equipment range from 2 to 40 years. Estimates of salvage value at the expected date of trade-in or sales are based on the expected values of equipment at the time of disposal. The accuracy of these estimates affects the amount of depreciation expense recognized in a period and ultimately, the gain or losses on the disposal of the asset.

Repairs and Maintenance. The Company expenses repairs and maintenance as incurred. Every five years the Company's vessels are required to go through regulatory dry-docking. The Company elected, in a prior year, to account for its dry-docking costs using the expense-as-incurred method as opposed to the defer-and-amortize method predominantly used by the Company's industry peer group. The Company elected the expense-as-incurred method for accounting for these required regulatory dry-docking costs as it is the method preferred by the Securities and Exchange Commission. Using the expense-as-incurred method, the Company recorded dry-docking expenses of $958,491, $972,113, and $4,544, in the years ended December 31, 2009, 2008 and 2007, respectively. Had the Company used the defer-and-amortize method such expenses would have been amortized over the five year period between regulatory dry-dockings.

Impairment Of Long-Lived Assets. The Company evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to our carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, the Company reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, replacement costs of such assets, business plans and overall market conditions. The Company determines undiscounted projected net operating cash flows and compares it to the carrying value. In the event that impairment occurred, the Company would determine the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. The Company estimates fair value primarily through the use of appraisals or other valuation techniques. The Company recognized no impairments in 2007, 2008 or 2009.

Uncollectible Accounts. The Company records a monthly provision based on specific known collectability problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, including review of historical collection trends, and adjusts the provision account each quarter. It is the Company's policy to write off receivables once it is determined that additional efforts of collection will not result in the collection of the receivable.

Income taxes. The American Jobs Creation Act of 2004 instituted an elective tonnage tax regime whereby a corporation may elect to pay a tonnage tax based upon the net tonnage of its qualifying U.S. flag vessels rather than the traditional U.S. corporate income tax on the taxable income from such vessels and related inland service. The Company has determined that its marine operations and inland transportation related to marine operations qualify for the tonnage tax. In the second quarter of 2007, the Company completed its analysis of the impact of making the election to be taxed under the tonnage tax regime. The analysis illustrated that using the tonnage tax method would reduce the Company's cash outlay related to federal income taxes; for federal tax purposes, the Company can satisfy only 90% of its Alternative Minimum Taxable (AMT) income with its net operating loss carryforwards (NOL's) and, therefore, results in a much larger cash outlay in comparison to the required payments associated with the tonnage tax regime. As a result of this analysis, the Company made the election to be taxed under the tonnage tax regime on its 2007 federal tax return. The federal tax expense related to 2009 under the tonnage tax method is estimated to be approximately $28,000. The remaining deferred tax asset of approximately $279,000 represents the state portion of the Company's deferred tax asset. The Company's research of the tonnage tax suggests that states do not recognize the tonnage tax and, therefore, NOL's related to state qualifying shipping income would not be suspended.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement 109* " ("FIN 48") (included in ASC 740-10, "*Income Taxes*") prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. Under ASC 740-10, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based on management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recognized the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Company's financial statements.

The Company performed a review of its uncertain tax positions and concluded that there were no significant adjustments required related to uncertain tax positions as of December 31, 2009 and 2008. The Company has no accrued interest expense or penalties related to unrecognized tax benefits. Interest and penalties, if incurred, would be recognized as a component of income tax expense. The Company does not believe there will be any material changes in its unrecognized position over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and each state jurisdiction in which it operates which imposes an income tax. The Company has not been subject to Internal Revenue Service (IRS) examination of its federal income tax returns. The Company is not currently involved in any state income tax examination.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with less management judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See the Company's audited financial statements and notes there to which begin on page 33 of this Annual Report on Form 10-K which contain accounting policies and other disclosures required by generally accepted accounting principles in the United States of America.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 168 (Accounting Standards Codification ("ASC") 105), "*The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162*". This statement become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Following this statement, the FASB will issue new standards in the form of Accounting Standard Updates ("ASU"). This Statement was effective for financial statements issued for interim and annual periods ending after September 15, 2009.

The issuance of FASB ASC 105 did not change accounting principles generally accepted in the United States of America ("GAAP") and therefore the adoption of FASB ASC 105 affects only the specific references to GAAP literature.

In September 2006, the FASB issued SFAS No. 157 (ASC 820), "*Fair Value Measurements.*" This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." For the Company, ASC 820 was effective for the fiscal year beginning after November 15, 2007; however, the FASB had deferred the implementation of the provision relating to non-financial assets and liabilities until January 1, 2009. The adoption of this statement had no material impact on the Company's financial statements.

In April 2009, the FASB issued Financial Standards Position ("FSP") No. 157-4 (ASC 820-10-65-4), "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*" which provides guidance on (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard had no material impact on the Company's financial statements.

In April 2009, the FASB issued FSP No. 107-1 and Accounting Principles Board ("APB") No. 28-1 (ASC 825-10-65-1), "*Interim Disclosures about Fair Value of Financial Instruments*", which require disclosures about the fair value of financial instruments for annual and interim reporting periods of publicly traded companies. These standards are effective for financial statements used for periods ending after June 15, 2009. The adoption of these standards had no material impact on the Company's financial statements.

In April 2009, the FASB issued FSP No. 115-2 and FAS 124-2 (ASC 320-10-65-1), "*Recognition and Presentation of Other-Than-Temporary Impairments*", which amends the other-than-temporary impairment guidance for debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary-impairments of debt and equity securities in the financial statements. These standards are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of these standards had no material impact on the Company's financial statements.

In May 2009, the FASB issued SFAS No. 165 (ASC 855-10), "*Subsequent Events*", which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted ASC 855-10.

In August 2009, the FASB issued ASU No. 2009-05, "*Measuring Liabilities at Fair Value*". This update provides amendments to ASC Topic 820, "*Fair Value Measurements and Disclosure*" for the fair value measurement of liabilities. This Update is effective for the first reporting period (including interim periods) beginning after issuance. The adoption of this standard had no material impact on the Company's financial statements.

In October 2009, the FASB issued ASU No. 2009-13, "*Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force*", which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified beginning in fiscal years on or after June 15, 2010, however, early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2009-13 will have on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

Table of Contents

Item 8. Financial Statements and Supplementary Data

Index to financial statements and schedule of Trailer Bridge, Inc.

See Note 15 to the financial statement for summarized quarterly financial data.

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders
Trailer Bridge, Inc.
Jacksonville, Florida

We have audited the accompanying balance sheets of Trailer Bridge, Inc. as of December 31, 2009 and 2008 and the related statements of operations, changes in stockholders' equity (capital deficit), and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trailer Bridge, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP
Miami, Florida
March 30, 2010

TRAILER BRIDGE, INC.
BALANCE SHEETS
DECEMBER 31,

	2009	2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,987,379	$ 7,216,283
Trade receivables, less allowance for doubtful accounts of $441,985 and $599,017	12,814,741	16,818,259
Prepaid and other current assets	2,444,337	1,883,942
Deferred income taxes, net	278,856	278,856
Total current assets	26,525,313	26,197,340
Property and equipment, net	84,891,922	89,304,822
Reserve fund for long-term debt	4,237,385	4,125,995
Other assets	2,862,911	3,704,490
TOTAL ASSETS	$ 118,517,531	$ 123,332,647
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities:		
Accounts payable	$ 3,088,124	$ 5,259,355
Accrued liabilities	6,458,760	7,694,690
Unearned revenue	611,147	385,458
Current portion of long-term debt	3,874,700	2,874,700
Total current liabilities	14,032,731	16,214,203
Other accrued liabilities	55,556	414,910
Long-term debt, less current portion	103,170,528	108,545,228
TOTAL LIABILITIES	117,258,815	125,174,341
Commitments and Contingencies		
Stockholders' Equity (Deficit):		
Preferred stock, $.01 par value, 1,000,000, shares authorized; no shares issued or outstanding	-	-
Common stock, $.01 par value, 20,000,000 shares authorized; 12,031,707 and 11,938,921 shares issued; 11,992,534 and 11,838,921 shares outstanding at December 31, 2009 and 2008, respectively	120,317	119,389
Treasury stock, at cost, 39,173 and 100,000 shares at December 31, 2009 and 2008, respectively	(156,692)	(400,000)
Additional paid-in capital	53,711,081	53,460,783
Capital deficit	(52,415,990)	(55,021,866)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	1,258,716	(1,841,694)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 118,517,531	$ 123,332,647

See accompanying summary of significant accounting policies and notes to the financial statements

TRAILER BRIDGE, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	2009	2008	2007
OPERATING REVENUES	$ 114,302,750	$ 133,029,672	$ 116,152,794
OPERATING EXPENSES:			
Salaries, wages, and benefits	18,078,564	18,345,791	16,702,856
Purchased transportation and other rent	25,464,549	33,582,188	28,284,876
Fuel	14,762,470	28,510,000	18,851,635
Operating and maintenance (exclusive of depreciation & dry-docking shown separately below)	24,675,616	26,174,043	23,009,628
Dry-docking	958,491	972,113	4,544
Taxes and licenses	616,143	565,470	432,285
Insurance and claims	3,122,047	3,221,112	3,226,439
Communications and utilities	689,965	759,589	672,739
Depreciation and amortization	6,222,958	6,160,384	5,640,543
Loss on sale of property & equipment	33,144	232,397	55,421
Other operating expenses	6,948,168	7,546,744	5,064,093
	101,572,115	126,069,831	101,945,059
OPERATING INCOME	12,730,635	6,959,841	14,207,735
NONOPERATING (EXPENSE) INCOME:			
Interest expense	(10,388,060)	(10,354,015)	(10,274,249)
Gain on debt extinguishment	132,500	-	-
Interest income	129,405	164,479	589,263
INCOME (LOSS) BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	2,604,480	(3,229,695)	4,522,749
BENEFIT (PROVISION) BENEFIT FOR INCOME TAXES	1,396	(9,046)	(4,773,359)
NET INCOME (LOSS)	$ 2,605,876	$ (3,238,741)	$ (250,610)
PER SHARE AMOUNTS:			
NET INCOME (LOSS) PER SHARE BASIC	$ 0.22	$ (0.27)	$ (0.02)
NET INCOME (LOSS) PER SHARE DILUTED	$ 0.22	$ (0.27)	$ (0.02)
WEIGHTED AVERAGE SHARES OUTSTANDING	11,899,149	11,929,672	11,871,326
DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING	12,034,922	11,929,672	11,871,326

See accompanying summary of significant accounting policies and notes to the financial statements

TRAILER BRIDGE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Capital Deficit	Total
	Shares	Amount	Shares	Amount			
Balance January 1, 2007	11,787,787	$ 117,878	-	$ -	$ 52,357,352	$ (51,532,515)	$ 942,715
Net Loss	-	-	-	-	-	(250,610)	(250,610)
Compensation - Stock Options	-	-	-	-	397,239	-	397,239
Options Exercised	143,777	1,438	-	-	322,053	-	323,491
Balance December 31, 2007	11,931,564	119,316	-	-	53,076,644	(51,783,125)	1,412,835
Net Loss	-	-	-	-	-	(3,238,741)	(3,238,741)
Compensation - Stock Options	-	-	-	-	399,600	-	399,600
Options Exercised	7,357	73	-	-	(15,461)	-	(15,388)
Purchase of Treasury Stock	-	-	(100,000)	(400,000)	-	-	(400,000)
Balance December 31, 2008	11,938,921	119,389	(100,000)	(400,000)	53,460,783	(55,021,866)	(1,841,694)
Net Income	-	-	-	-	-	2,605,876	2,605,876
Compensation - Stock Options	-	-	-	-	398,867	-	398,867
Options Exercised	92,786	928	-	-	(155,261)	-	(154,333)
Issuance of Treasury Stock to CEO	-	-	60,827	243,308	6,692	-	250,000
Balance December 31, 2009	12,031,707	$ 120,317	(39,173)	$(156,692)	$ 53,711,081	$ (52,415,990)	$ 1,258,716

See accompanying summary of significant accounting policies and notes to the financial statements

TRAILER BRIDGE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2009	2008	2007
Operating activities:			
Net income (loss)	$ 2,605,876	$ (3,238,741)	$ (250,610)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,222,958	6,160,384	5,636,298
Amortization of loan costs	866,930	745,439	747,479
Non-cash stock compensation expense	398,867	399,600	397,239
Provision for doubtful accounts	1,038,210	913,009	1,662,918
Deferred tax (benefit) expense	(29,396)	(93,776)	4,666,761
Loss on sale of property and equipment	33,144	232,397	55,421
Gain on extinguishment of debt	(132,500)	-	-
Decrease (increase) in:			
Trade receivables	2,965,307	(1,936,734)	(1,381,282)
Prepaid and other current assets	(560,396)	835,580	(343,050)
Other assets	(131,488)	(38,579)	(298,176)
(Decrease) increase in:			
Accounts payable	(2,171,231)	(1,698,434)	1,512,984
Accrued liabilities	(1,552,880)	2,165,174	(319,114)
Unearned revenue	225,688	(61,316)	(118,420)
Net cash provided by operating activities	9,779,089	4,384,003	11,968,448
Investing activities:			
Purchases of property and equipment	(1,883,951)	(2,094,797)	(19,820,356)
Proceeds from sale of property and equipment	64,890	181,761	347,666
Additions to other assets	-	(124,058)	(261,325)
Net cash used in investing activities	(1,819,061)	(2,037,094)	(19,734,015)
Financing activities:			
Payments on borrowing from affiliate	-	-	(888,132)
Cash proceeds from note payable	-	5,433,030	4,561,760
Principal payments on notes payable	(4,284,599)	(2,080,803)	(1,208,902)
Exercise of stock options	(154,333)	(15,388)	323,491
Purchase of treasury stock	-	(400,000)	-
Reissuance of treasury stock to CEO	250,000	-	-
Net cash (used in) provided by financing activities	(4,188,932)	2,936,839	2,788,217
Net increase (decrease) in cash and cash equivalents	3,771,096	5,283,748	(4,977,350)
Cash and cash equivalents, beginning of the period	7,216,283	1,932,535	6,909,885
Cash and cash equivalents, end of the period	$ 10,987,379	$ 7,216,283	$ 1,932,535

Supplemental cash flow information:

	2009	2008	2007
Cash paid for interest	$ 10,438,563	$ 10,363,998	$ 10,265,131
Cash paid for income taxes	$ 21,670	$ 85,901	$ -

See accompanying summary of significant accounting policies and notes to the financial statements

TRAILER BRIDGE, INC.

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Trailer Bridge, Inc. (the "Company") is a domestic trucking and marine transportation company with contract and common carrier authority. Highway transportation services are offered in the continental United States, while marine transportation is offered between Jacksonville, Florida, San Juan, Puerto Rico and Puerto Plata, Dominican Republic. The Company also earns revenue from chartering its vessels that are not in liner service to third party operators.

Cash and Cash Equivalents - The Company considers cash on hand and all highly liquid amounts on deposit with financial institutions with original maturities of three months or less to be cash equivalents. Some of the amounts on deposit with financial institutions may exceed FDIC limits.

Allowance for Doubtful Accounts - The Company records a monthly provision based on specific known collectability problems, historical losses, and current economic information. In addition, the Company performs an analysis of the total receivables on a quarterly basis, and adjusts the provision account each quarter. It is the Company's policy to write off receivables once it is determined that additional efforts of collection will not result in the collection of the receivable.

Property and Equipment - Property and equipment are carried at cost. Property and equipment are depreciated to their estimated salvage values on a straight-line method based on the following estimated useful lives:

	Years
Buildings and structures	40
Office furniture and equipment	6-10
Leasehold improvements	2-12
Freight equipment:	4-40
Vessels	20-40
Tractors	4
Containers, Chassis and Vehicle Transport Modules® ("VTM's")	18-22
Trailers	12

The Company expenses maintenance and repair costs, including regulatory dry-docking of its vessels, as incurred.

Tires on revenue equipment purchased are capitalized as part of the equipment cost and depreciated over the life of the vehicle. Replacement tires are expensed when placed in service.

Leasehold improvements and equipment under capital leases are amortized over the lesser of the estimated lives of the asset or the lease terms.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by net undiscounted cash flows expected to be generated by the asset. An impairment loss is recognized if the carrying value exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Revenue Recognition and Classification - In accordance with Accounting Standard Codification ("ASC") 605-20-25-13, "*Services for Freight-in-Transit at the End of a Reporting Period,*" the Company recognizes voyage revenue ratably over the duration of a voyage based on the relative transit time in each reporting period commonly referred to as the "percentage of completion" method. Voyage expenses are recognized as incurred. Net demurrage and charterhire revenue are included in the Company's revenues. Net demurrage is a charge assessed for failure to return empty freight equipment on time less a demurrage related allowance for bad debt. Charterhire is rental revenue for vessels not in use in a liner service. The Company recognizes demurrage and charterhire revenue based on negotiated fees included in the contracts of its customers. These amounts are computed daily and included in "Operating Revenue." The Company has in place fuel surcharges that are stipulated in the Company's tariff at predetermined levels based upon the price of fuel. The fuel surcharge is distinguished from freight revenues and is reported in the Company's operating revenues. The fuel surcharge was approximately $14.0 million, $26.1 million, and $17.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Income Taxes – Financial Accounting Standards Board ("FASB") Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement 109*" ("FIN 48") (included in ASC 740-10, "*Income Taxes*") prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. Under ASC 740-10, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. The Company assesses its income tax positions and records tax benefits for all years subject to examination based on management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recognized the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the Company's financial statements.

Earnings Per Share - Basic earnings per share ("EPS") is computed by dividing earnings applicable to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could participate in the earnings.

The following table reconciles weighted average common shares outstanding used in basic and dilutive earnings per share calculations for the years ended December 31, 2009, 2008 and 2007:

	For years ended December 31,		
	2009	2008	2007
Basic weighted average common shares outstanding	11,899,149	11,929,672	11,871,326
Effect of dilutive securities:			
Common stock issuable upon the exercise of stock options	135,773	-	-
Dilutive weighted average common shares outstanding	12,034,922	11,929,672	11,871,326

Options to purchase 1,171,664, 383,564, and 1,096,986 shares of the Company's common stock were excluded from the calculation of diluted EPS as their effect would be anti-dilutive during the years ended December 31, 2009, 2008 and 2007, respectively.

Stock-Based Compensation – ASC 718-10 "*Compensation – Stock Compensation*" requires companies to expense the estimated fair value of stock options and similar equity instruments issued to employees over the vesting period in their statement of operations. The Company adopted ASC 718-10 using the modified prospective method effective January 1, 2006, which requires the Company to record compensation expense over the vesting period for all awards granted after the date of adoption, and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. For the years ended December 31, 2009, 2008, and 2007 compensation expense in the amounts of $398,867, $399,600, and $397,239, respectively, were recorded as part of salaries, wages, and benefits in the statement of operations.

Advertising Costs – The Company's advertising costs are expensed as incurred and recorded as part of other operating expenses in the statement of operations. Advertising costs for the years ended December 31, 2009, 2008, and 2007 were $38,955, $27,530, and $120,369, respectively.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification – Certain prior period's amounts in the financial statements have been reclassified to conform to current year presentation.

Recently Issued Accounting Pronouncements – In June 2009, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 168 (Accounting Standards Codification ("ASC")105), "*The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles, a Replacement of FASB Statement No. 162*". This statement become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Following this statement, the FASB will issue new standards in the form of Accounting Standard Updates ("ASU"). This Statement was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The issuance of ASC 105 did not change accounting principles generally accepted in the United States of America ("GAAP") and therefore the adoption of ASC 105 affects only the specific references to GAAP literature.

In September 2006, the FASB issued SFAS No. 157 (ASC 820), "*Fair Value Measurements.*" This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." For the Company, ASC 820 was effective for the fiscal year beginning after November 15, 2007; however, the FASB had deferred the implementation of the provision relating to non-financial assets and liabilities until January 1, 2009. The adoption of this statement had no material impact on the Company's financial statements.

In April 2009, the FASB issued Financial Standards Position ("FSP") No. 157-4 (ASC 820-10-65-4), "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*" which provides guidance on (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly. This standard is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard had no material impact on the Company's financial statements.

In April 2009, the FASB issued FSP No. 107-1 and Accounting Principles Board ("APB") No. 28-1 (ASC 825-10-65-1), *"Interim Disclosures about Fair Value of Financial Instruments"*, which require disclosures about the fair value of financial instruments for annual and interim reporting periods of publicly traded companies. These standards are effective for financial statements used for periods ending after June 15, 2009. The adoption of these standards had no material impact on the Company's financial statements.

In April 2009, the FASB issued FSP No. 115-2 and FAS 124-2 (ASC 320-10-65-1), *"Recognition and Presentation of Other-Than-Temporary Impairments"*, which amends the other-than-temporary impairment guidance for debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary-impairments of debt and equity securities in the financial statements. These standards are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of these standards had no material impact on the Company's financial statements.

In May 2009, the FASB issued SFAS No. 165 (ASC 855-10), *"Subsequent Events"*, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted ASC 855-10 in the second quarter of 2009 and the adoption had no material impact on the Company's financial statements.

In August 2009, the FASB issued ASU No. 2009-05, *"Measuring Liabilities at Fair Value"*. This update provides amendments to FASB ASC Topic 820, *"Fair Value Measurements and Disclosure"* for the fair value measurement of liabilities. This Update is effective for the first reporting period (including interim periods) beginning after issuance. The adoption of this standard had no material impact on the Company's financial statements.

In October 2009, the FASB issued ASU No. 2009-13, *"Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force"*, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified beginning in fiscal years on or after June 15, 2010, however, early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2009-13 will have on the Company's financial statements.

2. PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2009 and 2008 consist of the following:

	2009	2008
Vessels	$ 56,059,595	$ 55,894,395
Containers and trailers	36,823,014	35,362,448
Chassis	20,565,758	20,591,025
Tractors	5,140,289	5,202,270
Office furniture and equipment	4,019,555	4,001,763
Buildings and structures	2,797,668	2,789,835
VTM's	2,461,437	2,461,437
Leasehold improvements	1,798,705	1,703,268
Land	1,254,703	1,254,703
	130,920,724	129,261,144
less: accumulated depreciation and amortization	(46,028,802)	(39,956,322)
	$ 84,891,922	$ 89,304,822

Depreciation and amortization expense on property and equipment was $6,222,958, $6,160,384, and $5,640,543, in 2009, 2008, and 2007, respectively.

3. TRANSACTIONS WITH RELATED PARTIES

On August 26, 2009, the Company's Board of Directors appointed Ivy Barton Suter to serve as Chief Executive Officer. At that time Ms. Suter entered into an employment agreement with the Company for a period of two years, which will be automatically extended for consecutive one-year periods provided neither party provides notice of termination sixty (60) days prior to expiration of the term. In addition, Ms. Suter purchased from the Company 60,827 shares of the Company's treasury stock for $250,000 (based on the closing price of the Company's common stock on the NASDAQ on August 26, 2009, of $4.11 per share)). The Company also granted Ms. Suter 500,000 shares of common stock options under the Incentive Stock Plan on August 26, 2009.

On December 17, 2008, the Company purchased 100,000 shares of the Company's common stock from John D. McCown at $4.00 per share at which time the closing market price was $4.20 per share. This was in connection with Mr. McCown's resignation as Chief Executive Officer of the Company on December 15, 2008. Mr. McCown's employment agreement was amended so that the Company will pay his severance in equal installments over a 24-month period (instead of 50% in a lump sum within 30 days after separation from service). Mr. McCown continues to serve as a director of the Company. Approximately $830,000 was recorded in salaries, wages, and benefits in 2008 related to Mr. McCown's severance agreement.

4. LONG-TERM DEBT

Following is a summary of long-term debt at December 31, 2009 and 2008:

	2009	2008
Senior secured notes maturing on November 15,2011; Interest on the notes is payable semi-annually on each May 15 and November 15,beginning on May 15,2006. The notes accrue interest at 9.25 % per year on the principal amount. The notes are collateralized by a first priority lien with a carrying value of $37.6 million on two roll-on/roll-off barges, certain equipment and the Jacksonville, Florida office and terminal, including associated real estate.	$83,500,000	$85,000,000
Ship-financing bonds and notes (Title XI) maturing on March 30,2023; payable in semi-annual installments of principal and interest; interest is fixed at 6.52%; collateralized by vessels with a carrying value of $12,803,656 at December 31,2009; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	10,055,574	10,800,432
Ship-financing bonds and notes (Title XI) maturing on September 30,2022; payable in semi-annual installments of principal and interest; interest is fixed at 7.07%; collateralized by vessels with a carrying value of $8,234,650 at December 31,2009; amount is guaranteed by The United States of America under the Title XI Federal Ship Financing Program	6,032,563	6,496,607
Wachovia term note maturing on April 23,2012; payable in monthly installments of principal and interest; interest is calculated using the Prime rate on the first day of the month; collateralized by eligible new equipment with a carrying value of $15,346,485 at December 31,2009. The interest rate on this note for the years ended December 31,2009 and 2008 was equal to the Prime rate of 3.25% and 4.0%, respectively.	7,457,091	9,122,889
	$107,045,228	$111,419,928
Less current portion	(3,874,700)	(2,874,700)
	$ 103,170,528	$ 108,545,228

(A) SENIOR SECURED NOTES

The $83.5 million in 9.25% Senior Secured Notes mature on November 15, 2011. Interest on the notes is payable semi-annually each May 15 and November 15. The notes are secured by a first priority lien for the benefit of the holders of the notes on our two ro/ro barges, certain equipment and our Jacksonville, Florida office and terminal, including associated real estate. The notes are subordinated to the Title XI debt collateralized by the TBC barges. After November 15, 2008, the Company may redeem the notes, in whole or in part, at its option at any time or from time to time at the redemption prices specified in the indenture governing the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. Upon the occurrence of certain changes in control specified in the indenture governing the notes, the holders of the notes will have the right, subject to certain conditions, to require the Company to repurchase all or any part of their notes at a repurchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to the redemption date. The agreement among other things, places restrictions (as defined) on the Company's ability to (a) incur or guarantee additional debt (b) to pay dividends, repurchase common stock or subordinated debt (c) create liens (d) transact with affiliates and (e) transfer or sell assets.

(B) SHIP FINANCING BONDS AND NOTES

In the first quarter of 2004, the Company received approval to reschedule principal payments over the remaining life of each Title XI Bond issue. As rescheduled, the Company's semi-annual principal payments on each of the Title XI Bonds increased to $232,022 and $372,429 respectively. In addition, in connection with obtaining the consent of the Secretary of Transportation of the United States of America (the "Secretary") to offer and sell senior secured notes, in December 2004 the Company deposited approximately $2.0 million into a reserve fund that secures the Title XI Bonds. As of December 31, 2009 and 2008, the Company did not comply with the financial covenants relating to certain leverage ratios contained in the Title XI debt agreements. The default provisions of the Title XI Bond covenants provide that, in the event of default, the Company is restricted from conducting certain financial activities without obtaining the written permission of the Secretary. The Company may not take, without prior written approval, any of the following actions: (1) acquire any fixed assets other than those required for the normal operation and maintenance of our existing assets; (2) enter into or become liable under certain charters and leases (having a term of six months or more); (3) pay any debt subordinated to the Title XI Bonds; (4) incur any debt, except current liabilities or short term loans incurred in the ordinary course of business; (5) make investments in any person, other than obligations of U.S. government, bank deposits or investments in securities of the character permitted for money in the reserve fund; or (6) create any lien on any of our assets, other than pursuant to loans guaranteed by the Secretary under Title XI Bond and liens incurred in ordinary course of business. However, none of the foregoing restrictions will apply at any time if the Company meets certain financial tests provided for in the agreement and the Company has satisfied our obligation to make deposits into the reserve fund. In November 2004, the Company received permission from the Secretary to issue $85 million in Senior Secured Notes and to use the proceeds of this transaction to fund the acquisition of K Corp., former lessor of the Company's ro/ro vessels, repay K Corp.'s indebtedness, repay our existing debts, and exercise certain equipment purchase options on equipment previously leased. As of December 31, 2009 and 2008, the Company has not performed any such restricted financial activities and therefore it is in compliance with such restrictions. The United States of America under the Title XI Federal Ship Financing Program guarantees the bonds.

According to the Title XI Bond debt agreement, the Company is required to make a deposit based on adjusted earnings as defined by the agreement into a reserve fund that secures the Title XI Bonds. The total amount held in deposit was $4.2 million and $4.1 million as of December 31, 2009 and 2008, respectively, which is included as a non-current asset in the balance sheet. Under certain circumstances, the Title XI Bond debt agreement requires an annual deposit until an amount equal to fifty percent of the outstanding balance is reached which is approximately $8.0 million as of December 31, 2009. Based on the adjusted earnings, as defined in the agreement, the Company did not have a deposit requirement in 2008 and 2007. The Company's current deposit requirement based on adjusted earnings through December 2009 is approximately $0.4 million. This deposit will be made in 2010.

(C) WACHOVIA TERM LOAN

The Company has access to a term loan with Wachovia that provides for a maximum availability of $10 million and expires April 2012. The term loan provides for interest equal to the prime rate. At December 31, 2009, approximately $7.5 million was outstanding which was drawn to fund previous equipment purchases. This term loan is collateralized by eligible equipment with a carrying value of $15.3 million at December 31, 2009.

(D) REVOLVING LINE OF CREDIT

The Company's revolving credit facility with Wachovia, as amended, provides for a maximum availability of $10 million and expires April 2012. The facility provides for interest equal to the prime rate. The revolving line of credit is subject to a borrowing base formula based on a percentage of eligible accounts receivable. The revolving credit facility is secured by the Company's accounts receivable. At December 31, 2009, there were no advances drawn on this credit facility. During the fourth quarter of 2008, the Company and Wachovia amended the Revolving Credit Agreement to eliminate all financial covenants at any time the Company has at least $3.0 million in unused borrowing capacity under the facility. As of December 31, 2009, the Company had $7.8 million available under this facility as calculated by the borrowing base formula and therefore was not subject to any financial covenants.

Following are maturities of long-term debt at December 31, 2009:

2010	$	3,874,700
2011		85,374,700
2012		2,874,700
2013		2,874,700
2014		2,002,800
Thereafter		10,043,627
	$	107,045,228

5. OPERATING LEASES

The Company has various operating lease agreements principally for land leases, office facilities, charterhire, tug charter and equipment. The Company also has a lease agreement with the Port Authority of Jacksonville, whereas, monthly rent is calculated based on the total tonnage shipped, with an annual minimum guarantee of approximately $1.9 million. During the years ended December 31, 2009, 2008, and 2007, the Company did not exceed the minimum tonnage under this lease agreement to require additional rent. In addition, the Company is responsible for all fuel costs associated with its tug charterhire agreements.

Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2009, are as follows:

2010	$	6,567,187
2011		2,117,255
2012		1,880,794
2013		1,367,963
	$	11,933,199

Included in the amounts in the table above is tug charter hire of $3.7 million in 2010 and $0.2 million in 2011, respectively.

Rent expense for all operating leases, including leases with terms of less than one year, was $13,385,984, $14,531,028, and $13,839,875 for 2009, 2008, and 2007, respectively, and is recorded as a part of purchased transportation and other rent on the statement of operations. Included in the $13.4 million of rent expense for 2009 is $10.1 million related to tug charter hire, of which $5.1 million is directly related to chartering the tugs and approximately $5.0 million was related to the labor associated with the tug charters.

6. OTHER ASSETS

Other assets consist of the following at December 31, 2009 and 2008:

	2009	2008
Debt issuance costs, net of accumulated amortization	$ 2,349,042	$ 3,117,034
Other	513,869	587,456
	$ 2,862,911	$ 3,704,490

Amortization expense for the years ended December 31, 2009, 2008, and 2007 was $971,561, $838,978, and $840,060, respectively, and is recorded as part of depreciation and amortization in the statement of operations.

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 2009 and 2008:

	2009	2008
Marine expense	$ 2,308,986	$ 3,454,775
Interest	1,263,006	1,313,508
Salaries and wages	1,509,601	815,650
Rent	259,864	932,574
Purchased transportation	191,764	391,310
Fringe benefits	256,683	270,678
Taxes	27,760	79,596
Other	641,096	436,599
	$ 6,458,760	$ 7,694,690

8. INCOME TAXES

The (provision) benefit for income taxes is comprised of the following for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Current:			
Federal	$ (28,000)	$ (29,000)	$ -
State	-	113,729	(106,598)
	(28,000)	84,729	(106,598)
Deferred			
Federal	(799)	(1,316)	(1,624,711)
State	37,763	24,143	113,635
	36,964	22,827	(1,511,076)
Valuation allowance increase	(7,568)	(116,602)	(3,155,685)
Total income tax benefit (provision)	$ 1,396	$ (9,046)	$ (4,773,359)

Income tax (provision) benefit for the years ended December 31, 2009, 2008 and 2007 differs from the amounts computed by applying the statutory Federal corporate rate to income (loss) before (provision) benefit for income taxes. The differences are reconciled as follows:

	2009	2008	2007
Tax (provision) benefit at statutory Federal rate	$ (885,523)	$ 1,098,097	$ (1,537,710)
Qualifying shipping income	857,199	(1,128,856)	
Increase in deferred tax asset valuation allowance	(7,568)	(116,602)	(3,155,685)
Nondeductible expenses	(3,869)	(4,298)	(75,460)
State income taxes	41,157	142,613	(4,504)
Total income tax benefit (provision)	$ 1,396	$ (9,046)	$ (4,773,359)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes.

The components of the Company's net deferred tax asset at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Net operating loss carry forwards	$ 2,245,891	$ 2,033,140
Employee stock option	32,643	19,124
Intangible Asset	4,644	5,581
Allowance for bad debts	12,066	14,376
Accrued vacation	7,008	6,496
Other	5,964	5,682
Gross deferred assets	2,308,216	2,084,399
Deferred tax liabilities:		
Fixed asset basis	1,683,657	1,467,408
Gross deferred tax liabilities	1,683,657	1,467,408
Deferred tax asset valuation allowance	345,703	338,135
Net deferred tax asset	$ 278,856	$ 278,856

The Company has recorded deferred tax assets as reflected above. In assessing the ability to realize the deferred tax assets, management considers, whether it is more likely than not, that some portion, or the entire deferred tax asset will be realized. The ultimate realization is dependent on generating sufficient taxable income in future years.

The American Jobs Creation Act of 2004 instituted an elective tonnage tax regime whereby a corporation may elect to pay a tonnage tax based upon the net tonnage of its qualifying U.S. flag vessels rather than the traditional federal corporate income tax on the taxable income from such vessels and related inland service. The Company has determined that its marine operations and inland transportation related to marine operations qualify for the tonnage tax. In the second quarter of 2007, the Company completed its analysis of the impact of making the election to be taxed under the tonnage tax regime. The analysis illustrated that using the tonnage tax method would reduce the Company's cash outlay related to federal income taxes. For federal tax purposes, the Company can satisfy only 90% of its AMT (Alternative Minimum Taxable) income with its net operating loss carryforwards (NOL) and, therefore, results in a much larger cash outlay in comparison to the required payments associated with the tonnage tax regime. As a result of this analysis, the Company determined that it would be making the election to be taxed under the tonnage tax regime on its 2007 federal tax return. As a result, it was more likely than not that the Company would not be able to utilize its deferred tax asset. Therefore during the second quarter of 2007, the deferred tax asset was adjusted by approximately $4.6 million to reflect this limitation. The remaining deferred tax asset at December 31, 2009 and 2008, of approximately $279,000 represents primarily the state portion of the Company's deferred tax asset. The Company's research of the tonnage tax suggests that states do not recognize the tonnage tax and, therefore, NOL's related to state qualifying shipping income would not be suspended. The 2008 election of the tonnage tax was made in connection with the filing of the Company's 2007 federal corporate income tax return and will also apply to all subsequent federal income tax returns unless the Company revokes this tax treatment. The Company is accounting for this election as a change in status of its qualifying shipping activities. As a result of the change in status, federal deferred tax assets and liabilities, including approximately $85 million of federal NOL's, which were previously offset by a valuation allowance, have been suspended. It cannot be assured that there will not be future efforts to repeal all, or any portion of, the tonnage tax as it applies to our shipping activities. The federal 2009 and 2008 tax expense under the tonnage tax method was approximately $28,000, which could not be offset by the Company's existing NOL's under the tonnage tax regime.

In accordance with FIN 48, the Company performed a review of its uncertain tax positions and concluded that there were no significant adjustments required related to uncertain tax positions. The Company had no accrued interest expense or penalties related to unrecognized tax benefits as of December 31, 2009 and 2008. Interest and penalties, if incurred, would be recognized as a component of income tax expense. The Company does not believe there will be any material changes in its unrecognized position over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and each state jurisdiction in which it operates which imposes an income tax. The Company has not been subject to Internal Revenue Service (IRS) examination of its federal income tax returns. Filed federal tax returns for the years of 2006, 2007 and 2008 remain subject to examination by the IRS. The Company is not currently involved in any state income tax examination.

9. STOCKHOLDERS' EQUITY

In 1997, the Company's Board of Directors and stockholders authorized the establishment of an Incentive Stock Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Company and its shareholders by retaining the services of outstanding key management members and employees and encouraging them to have a greater financial investment in the Company and increase their personal interest in its continued success. Since inception, the Company reserved 2,300,000 shares of common stock for issuance pursuant to the Plan to eligible employees under the Plan. All such reservations and amendments were made pursuant to shareholder approval. Awarded options that expire unexercised or are forfeited become available again for issuance under the Plan. The options vest equally over a period of five years and the maximum term for a grant is ten years. As of December 31, 2009, there was a deficit of 120,035 options available for grant under the Plan, as options for the 120,035 shares were issued in 2009 subject to stockholder approval increasing the authorized number of the shares available for issuance at our 2010 annual meeting.

In July 2000, the Company's Board of Directors and its stockholders authorized the establishment of the Non-Employee Director Stock Incentive Plan (the "Director Plan"). The purpose of the Director Plan is to assist the Company in attracting and retaining highly competent individuals to serve as non-employee directors. The Company reserved 50,000 shares of common stock for issuance pursuant to the Director Plan. Awarded options that expire unexercised or are forfeited become available again for issuance under the Director Plan. The exercise price per share of options granted under the Director Plan shall not be less than 100% of the fair market value of the common stock on the date of grant. Such options become exercisable at the rate of 20% per year beginning on the first anniversary date of the grant and the maximum term for a grant is ten years. As of December 31, 2009, there were 9,889 options available for grant under the Director Plan.

On January 9, 2008, April 23, 2009, August 26, 2009, and November 2, 2009 the Company granted options to purchase 96,500, 135,000, 500,000, and 325,000 shares of the Company's common stock, respectively, under the Company's Incentive Stock Plan. Using the Black-Scholes method, the assumptions used to calculate the fair value of those options granted during the twelve month periods ended December 31, 2009 and 2008 are as follows:

	2008	2009		
	January 9, 2008	April 23, 2009	August 26, 2009	November 2, 2009
Expected Term	6.5 years	6.5 years	6.5 years	6.5 years
Volatility	45.98%	64.84%	65.13%	65.02%
Risk-free interest rate	3.40%	2.49%	3.09%	3.00%
Dividends	None	None	None	None

The weighted average fair value of options granted for the years ended December 31, 2009 and 2008 was $2.83 and $5.49, respectively.

A summary of option activity under the Company's stock-based compensation plan at December 31, 2009 and during the year then ended is presented below:

	2009		
	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at beginning of year	1,093,250	$ 4.99	
Granted	960,000	4.47	
Exercised	(346,350)	6.46	
Forfeited	(173,078)	6.51	
Outstanding at end of year	1,533,822	$ 4.91	$ 1,091,657
Grants exercisable at year-end	507,182	$ 4.57	$ 702,657
Fair value of options granted during the year at the price of $2.83	$ 2,716,800		

The intrinsic value of the options exercised during 2009, 2008, and 2007 was $545,546, $97,538, and $1,502,157, respectively.

The following table summarizes information about the outstanding options at December 31, 2009:

Exercise Price	Options Outstanding	Weighted-Average Remaining Contractual Life	Options Exercisable
2.84	182,830	Less than one year	182,830
2.88	179,328	2.4 years	179,328
8.61	200,664	6.9 years	129,724
10.90	58,500	8.1 years	15,300
3.44	87,500	9.3 years	-
4.26	500,000	9.7 years	-
5.22	325,000	9.9 years	-
	1,533,822		507,182

As of December 31, 2009, the remaining non-exercisable options become exercisable and the related compensation expense is expected to be recognized in future years as follows:

	Options	Expense
2010	228,770	$ 782,097
2011	228,770	772,604
2012	193,300	554,986
2013	193,300	499,949
2014	182,500	349,183
	1,026,640	$ 2,958,819

During the first quarter of 2009, the Compensation Committee approved the use of the cashless exercise method for the Company's Officer Group for the March 1999 options. This cashless transaction allows the aggregate spread of each holder's options exercise minus relevant taxes to determine the number of shares issued to the holder. Each holder's resulting tax liabilities were paid by the Company and reduced the Company's Additional Paid in Capital Balance. This cashless method of exercise resulted in an aggregate of 34,841 shares being issued to the Officer Group upon exercise of 148,500 options to purchase common stock.

During the first quarter of 2008, the Compensation Committee approved the use of the cashless exercise method for the Company's Officer Group for the July 1998 options. This cashless transaction allows the aggregate spread of each holder's options exercise minus relevant taxes to determine the number of shares issued to the holder. Each holder's resulting tax liabilities were paid by the Company and reduced the Company's Additional Paid in Capital Balance. This cashless transaction resulted in an aggregate of 5,429 shares issued to the Officer Group out of 90,000 options to purchase common stock.

During the second quarter of 2007, the Compensation Committee approved the use of the cashless exercise method for the Company's Officer Group for the July 1997 options. This cashless transaction allows the aggregate spread of each holder's options exercise minus relevant taxes to determine the number of shares issued to the holder. Each holder's resulting tax liabilities were paid by the Company and reduced the Company's Additional Paid in Capital Balance. This cashless transaction resulted in an aggregate of 56,373 shares issued to the Officer Group out of 345,344 options to purchase common stock.

The total unamortized fair value of outstanding options at December 31, 2009 is $2,958,819.

10. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) Plan, which covers substantially all employees in the United States. Participants are permitted to make contributions of up to 25% of their compensation not to exceed certain limitations. The Company makes matching contributions to the Plan at a rate not to exceed 3% of compensation as defined. The Company contributed approximately $0.2 million to the Plan during each of the years 2009, 2008 and 2007.

In addition, the Company has a 165(e) Plan that covers substantially all employees in Puerto Rico. The Company made contributions of approximately $22,000, $28,000, and $29,000 to the Plan during 2009, 2008, and 2007, respectively.

The Company has an Incentive Bonus Program and expensed $431,533 and $235,588 during 2009 and 2007, respectively, which is recorded as a part of salaries, wages, and benefits in the statement of operation. There were no Incentive Bonus expenses in 2008. Bonuses are based on the Company's adjusted pre-tax income as defined in the Incentive Bonus Plan, which is approved by the Board of Directors.

11. CONTINGENCIES

On April 17, 2008, the Company received a subpoena from the Antitrust Division of the U.S. Department of Justice (the "DOJ") seeking documents and information relating to a criminal grand jury investigation of alleged anti-competitive conduct by Puerto Rico ocean carriers. Company representatives have met with United States Justice Department attorneys and pledged the Company's full and complete cooperation with the DOJ investigation. The Company has made document submissions to the DOJ in response to the subpoena. To date, neither the company nor any of its employees has been charged with any wrongdoing in this investigation and we will continue to cooperate with government officials.

Following publicity about the DOJ investigation, beginning on April 22, 2008, shippers in the Puerto Rico trade lane, and in one case indirect consumer purchasers within Puerto Rico, have filed at least 41 purported class actions against domestic ocean carriers, including Horizon Lines, Sea Star Lines, Crowley Liner Services and the Company. The Company intends to continue its vigorous defense of these actions. The actions allege that the defendants inflated prices in violation of federal antitrust laws and seek treble damages, attorneys' fees and injunctive relief. The actions, which were filed in the United States District Court for the Southern District of Florida, the United States District Court for the Middle District of Florida, and the United States District Court for the District of Puerto Rico, were consolidated into a single multi-district litigation proceeding (MDL 1960) in the District of Puerto Rico for pretrial purposes. Plaintiffs' lead counsel has filed a number of amended class action complaints under seal. The Company filed a motion to dismiss that complaint with the court. That motion has been fully briefed and argued and the parties are awaiting a ruling by the Court.

In June 2009, Horizon Lines and its related companies entered into a settlement agreement with certain named direct purchaser plaintiffs on behalf of a purported class of claimants in the MDL 1960 proceeding, while denying any liability for the underlying claims. The settlement agreement is subject to Court approval and is subject to various objections. In December 2009, the Court heard arguments related to the approval of the settlement and has set this matter for further argument on April 6, 2010. Additionally, Crowley Liner Services and its related entities have entered into a settlement agreement with certain named direct purchaser plaintiffs on behalf of a purported class of claimants in the MDL 1960 proceeding, while denying liability for the underlying claims. The Court is expected to hear argument related to the approval of the Crowley Settlement on April 6, 2010 as well. It is not clear what, if any, impact the settlements, if approved, will have on further prosecution of the MDL 1960. The Company is not a party to either of the settlements.

On October 9, 2009, the Company received a Request for Information and Production of Documents from the Puerto Rico Office of Monopolistic Affairs. The request relates to an investigation into possible price fixing and unfair competition in the Puerto Rico domestic ocean shipping business. The Company has indicated to the Puerto Rican authorities that it will cooperate fully with this investigation and has provided requested documents to such authorities.

Significant legal fees and costs are expected to be incurred in connection with the DOJ investigation, the class actions, and the Puerto Rico Office of Monopolistic Affairs investigation. During the three-month periods ended December 31, 2009, and 2008, costs were approximately $676,000 and $341,000, respectively. During the twelve month periods ended December 31, 2009, and 2008, costs were approximately $1,728,000 and $1,464,000, respectively.

On October 15, 2009, the Company commenced legal action against its insurer for a judicial declaration that the insurer owes and has breached its duty to defend the Company in an antitrust lawsuit captioned: "*In re Puerto Rican Cabotage Antitrust Litigation*", U.S.D.C., Puerto Rico, Case No. 3:08-md-01960-DRD (MDL 1960), and for judgment requiring the insurer to defend and to reimburse the Company's defense expenses. The case is in the Middle District of Florida, Jacksonville Division, and is captioned: "*Trailer Bridge, Inc. v. Illinois National Insurance Company*". Discovery has not commenced. The Company and defendant insurer have cross-moved for partial summary judgment on the "duty to defend" issue. No hearing date has been set and the motions' outcomes cannot be predicted with certainty.

The Company is not able to predict the ultimate outcome or cost of the DOJ investigation, the civil class actions, or the Puerto Rico Office of Monopolistic Affairs investigation. However, should this result in an unfavorable outcome for the Company, it could have a material adverse effect on the Company's financial position and future operations.

The Company is involved in routine litigation and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the Company's financial position or cash flows.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Accounts Receivable and Accounts Payable - The carrying amounts of accounts receivable and accounts payable approximate fair value due to the relatively short maturities.

Long Term Debt – The fair value of the Senior Secured Notes are based on quoted market prices. Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for other long-term debt. As of December 31, 2009 the estimated fair value of the Company's long-term debt is less than the carrying values by approximately $429,922.

13. SEGMENTS

The Company's primary business is to transport freight from its origination point in the continental United States to San Juan, Puerto Rico and Puerto Plata, Dominican Republic and from San Juan, Puerto Rico and Puerto Plata, Dominican Republic to its destination point in the continental United States. The Company provides a domestic trucking system and a barge vessel system, which work in conjunction with each other to service its customers.

While each of the services that the Company performs related to the transportation of goods may be considered to be separate business activities, the Company does not capture or report these activities separately because all activities are considered part of the Company's "Intermodal Model" for providing customer service. Intermodal is a term used to represent the variety of transportation services the Company provides to move products from one location to another, including but not limited to water, land and rail. The Company provides intermodal services to its customers from the continental United States to San Juan, Puerto Rico and Puerto Plata, Dominican Republic. Customers are billed for the transportation of goods from the point of origin to the final destination, and are not billed separately for inland or marine transportation. Revenue related to the Dominican Republic service for 2009, 2008, and 2007 was $10.5 million, $7.2 million, and $0.5 million, respectively.

While the Company is able to track the expenses for these services separately, the Company does not capture the revenues based on inland or marine transportation because the results of revenues are not considered relevant to the model currently employed by the Company. Instead management and directors of the Company make operating and reporting decisions based on the total results of operations.

14. CONCENTRATION OF GEOGRAPHIC AND MARKET RISK

The Company transports freight between the Continental United States, Puerto Rico and the Dominican Republic for companies in diversified industries who have operations located in these places. There is no one customer that comprises over 10% of the Company's total revenues.

The Company performs periodic credit evaluations of the customer's financial condition and as a condition of the extension of credit the customer agrees that the Company shall have the right to exercise a lien against any shipment tendered. Receivables are generally due within 45 days. Credit losses have been within management's expectations.

The Company leases its tug charter from one vendor; the Company believes this risk is mitigated by the availability of tugboat providers currently in the market.

15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarter Ended	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Operating revenues	$ 25,340,915	$ 27,900,812	$ 30,325,952	$ 30,735,071
Operating income	1,801,606	3,207,883	4,122,135	3,599,011
Net (loss) income	(768,034)	656,693	1,708,442	1,008,775
Net (loss) income attributable to common shares	(768,034)	656,693	1,708,442	1,008,775
Net (loss) income per share -				
basic	$ (0.06)	$ 0.06	$ 0.14	$ 0.08
diluted	$ (0.06)	$ 0.05	$ 0.14	$ 0.08

Quarter Ended	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Operating revenues	$ 30,409,242	$ 33,898,265	$ 35,413,471	$ 33,308,694
Operating income	692,080	2,208,752	2,610,285	1,448,724
Net (loss) income	(1,822,556)	(329,261)	34,444	(1,121,368)
Net (loss) income attributable to common shares	(1,822,556)	(329,261)	34,444	(1,121,368)
Net (loss) income per share -				
basic	$ (0.15)	$ (0.03)	$ -	$ (0.09)
diluted	$ (0.15)	$ (0.03)	$ -	$ (0.09)

16. SUBSEQUENT EVENTS

On January 13, 2010, the Company completed its previously announced purchase of another $1.0 million (face amount) of its 9.25% Senior Secured Notes, at par value, in privately negotiated transactions. The Company's 9.25% Senior Secured Notes mature on November 15, 2011, with interest payable semi-annually on each May 15 and November 15. The aggregate principal outstanding on the 9.25% Senior Secured Notes following the Company's purchases is $82.5 million.

On January 19, 2010, the Company announced that it would expand its Dominican Republic sailings from every two weeks to weekly. The Company will provide this service utilizing its existing vessels that currently link the ports of Jacksonville, FL, San Juan, Puerto Rico, and Puerto Plata, Dominican Republic.

On January 15, 2010, the Company granted options to purchase 175,000 shares of the Company's common stock under the Non-Employee Director Stock Incentive Plan subject to shareholders approval increasing the authorized number of shares available for issuance at our 2010 meeting.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED December 31, 2009

Allowance for Doubtful Accounts

Year	Balance at Beginning of the year	Charged to Costs and Expenses	Deductions (Chargeoffs)	Balance at end of year
2009	$ 599,017	$ 1,038,210	$ (1,195,242)	$ 441,985
2008	$ 1,010,341	$ 913,009	$ (1,324,333)	$ 599,017
2007	$ 864,875	$ 1,662,918	$ (1,517,452)	$ 1,010,341

It is the policy of the Company to write off receivables once it is determined that additional efforts of collection will not result in the receipt of the receivable.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on their evaluation, our principal executive officer and principal accounting officer concluded that Trailer Bridge, Inc.'s disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with the evaluation referred to in paragraph (a) above that occurred during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control – Integrated Framework" as of and for the year ended December 31, 2009. Based on our evaluation under the framework in "Internal Control – Integrated Framework", our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report.

(d) This annual report on Form 10-K does not include an attestation report of the Company's registered certified public accounting firm regarding internal control over financial reporting. Management's report is not subject to attestation by the Company's registered certified public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Form 10-K for the year ended December 31, 2009.

Item 9B. Other Information

None

PART III

Incorporated by Reference

The information called for by Item 10 "Directors, Executive Officers and Corporate Governance of the Registrant", Item 11 "Executive Compensation", Item 12 "Security Ownership of Certain Beneficial Owners and Management", Item 13 "Certain Relationships, Related Transactions and Director Independence " and Item 14 “Principal Accounting Fees and Services” is incorporated herein by this reference to the Company's definitive proxy statement for its annual meeting of stockholders scheduled to be held on May 27, 2010 which definitive proxy statement is expected to be filed with the Commission not later than 120 days after the end of the fiscal year to which this report relates.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Documents Filed as Part of this Report

1. Financial Statement Schedules:

   Schedule II - Valuation and Qualifying Accounts and Reserves, for each of the three years ended December 31, 2009, 2008 and 2007.

   All other schedules are omitted as the required information is not applicable or the information is presented in the Financial Statements and notes thereto in Item 8.

2. Exhibits.

   In reviewing the agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company, its subsidiaries or other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

   - should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
   - have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
   - may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
   - were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

   Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this report and the Company's other public files, which are available without charge through the SEC's website at http://www.sec.gov.

EXHIBIT INDEX

(Exhibits being filed with this Form 10-K)

EXHIBIT NUMBER	**DESCRIPTION OF EXHIBITS**
3.1	Amended and Restated Certificate of Incorporation of Trailer Bridge, Inc. (Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2002.)
3.2	Form of Amended and Restated Bylaws of the Registrant (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-28221) that became effective on July 23, 1997.)
4.1	See Exhibits 3.1 and 3.2 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of holders of the Registrant's Common Stock
10.1#	Form of Indemnification Agreement with Directors and Executive Officers (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-28221).)
10.2	United States Government Guaranteed Ship Financing Bond, 1997 Series, Amended and Restated March 30, 2004, in the amount of $10,515,000 (Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004.)
10.2.1	Fourth Supplement to Trust Indenture – Special Provisions dated as of March 30, 2004. (Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004.)
10.2.2	United States Government Guaranteed Ship Financing Bond, 1997 Series II, Amended and Restated March 30, 2004, in the amount of $16,918,000 (Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004.)
10.2.3	Fourth Supplement to Trust Indenture – Special Provisions dated as of March 30, 2004. (Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2004.)
10.2.4	Third Amendment to Amended and Restated Title XI Reserve Fund and Financial Agreement dated as of December 1, 2004 by and between Trailer Bridge, Inc. and the United States of America, represented by the Secretary of Transportation, acting by and through the Maritime Administrator. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.3	Agreement and Lease dated as of August 1, 1991 between the Registrant and the Jacksonville Port Authority (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-28221))
10.3.1	Amendment #5 to Exhibit B, Schedule of Fees and Charges (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
	28221).)
10.4#	Incentive Stock Plan (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-28221).)
10.4.1#	Form of Stock Option Award Agreement (Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-28221).)
10.4.2#	Amendment No. 1 to Trailer Bridge, Inc. Stock Incentive Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.)
10.4.3#	Trailer Bridge, Inc. Non-Employee Director Stock Incentive Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.)
10.4.4#	Form of Non-Employee Director Stock Option Award Agreement (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.)
10.4.5#	Section 409A Amendments to Option Award Agreements (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2008.)
10.4.6#	Section 409A Amendment to Non-Employee Director Stock Incentive Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2008.)
10.4.7#	Section 409A Amendment to Stock Incentive Plan (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2008.)
10.4.8#	Amendment No. 2 to Stock Incentive Plan (Incorporated by reference to the Company's Definitive Proxy Statement filed on April 21, 2006.)
10.4.9#	Amendment No. 3 to Stock Incentive Plan (Incorporated by reference to the Company's Definitive Proxy Statement filed on April 30, 2007.)
10.4.10#	Amendment No. 4 to Stock Incentive Plan (Incorporated by reference to the Company's Definitive Proxy Statement filed on April 27, 2009.)
10.5#	Amended and Restated Employment Agreement between Trailer Bridge, Inc. and William G. Gotimer, Jr. (Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2008.)
10.6	Loan and Security Agreement dated as of April 23, 2004 by and among Trailer Bridge, Inc., as Borrower, and Congress Financial Corporation (Florida), as Agent and the Lenders from time to time party thereto, as Lenders (Incorporated by reference the Company's Form 10-K for the year ended December 31, 2003).
10.6.1	Amendment No. 2 to Loan and Security Agreement dated as of December 1, 2004, by and between Trailer Bridge, Inc., as Borrower, and Congress Financial Corporation (Florida), as Agent and the Lenders from time to time party thereto, as Lenders. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
10.6.2	Amendment No. 8 to Loan and Security Agreement dated as of October 9, 2008, by and among Trailer Bridge, Inc., as Borrower, and Wachovia Bank, National Association, successor by merger to Congress Financial Corporation (Florida), as Agent and the Lenders from time to time party thereto, as Lenders. (Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2008.)
10.7	Indenture dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.7.1	Form of 9 1 / 4 % Senior Secured Note due 2011 (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.7.2	Security Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.7.3	Assignment of Earnings dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.7.4	Assignment of Insurances dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.7.5	First Preferred Vessel Mortgage dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.7.6	Mortgage and Security Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, as Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.8	Purchase Agreement dated as of November 16, 2004 among Trailer Bridge, Inc. and the Initial Purchasers named therein. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)
10.8.1	Registration Rights Agreement dated as of December 1, 2004 between Trailer Bridge, Inc. and Wells Fargo Bank, National Association, Trustee. (Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-122783) which was filed on February 14, 2005.)

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
10.9#	Employment Agreement dated as of August 26, 2009, by and between Trailer Bridge, Inc. and Ivy Barton Suter. (Incorporated by reference to the Company's Form 8-K dated August 27, 2009.)
10.10#	Form of Director/Officer Indemnification Agreement (Incorporated by reference to the Company's Form 10-Q for the quarter ended September 30, 2009.)
23.2	Consent of BDO Seidman, LLP, Independent Registered Certified Public Accounting Firm.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Trailer Bridge, Inc.'s Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)
32.2	Certification of Trailer Bridge, Inc.'s Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 (as adopted by Section 906 of the Sarbanes-Oxley Act of 2002)

Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on this thirtieth day of March 2010.

TRAILER BRIDGE, INC.

By: /s/ Ivy Barton Suter
Ivy Barton Suter
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities and on the dates indicated

SIGNATURE	TITLE	DATE
/s/ Ivy Barton Suter Ivy Barton Suter	Chief Executive Officer	March 30, 2010
/s/ Mark A. Tanner Mark A. Tanner	Vice President -- Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2010
/s/ John D. McCown John D. McCown	Director	March 30, 2010
/s/ Nickel van Reesema Nickel van Reesema	Director	March 30, 2010
/s/ Allen L. Stevens Allen L. Stevens	Director	March 30, 2010
/s/ Douglas E. Schimmel Douglas E. Schimmel	Director	March 30, 2010
/s/ Malcolm P. McLean, Jr. Malcom P. McLean, Jr.	Director	March 30, 2010
/s/ Robert P. Burke Robert P. Burke	Director	March 30, 2010

EXHIBIT 23.2

Consent of Independent Registered Certified Public Accounting Firm

Trailer Bridge, Inc.
Jacksonville, Florida
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-88502 and 333-147672) of Trailer Bridge, Inc. of our report dated March 30, 2010, relating to the financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ BDO Seidman, LLP
Miami, Florida
March 30, 2010

Exhibit 31.1

Certification

I, **Ivy Barton Suter**, certify that:

1. I have reviewed this Annual Report on Form 10-K of Trailer Bridge, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ Ivy Barton Suter
Ivy Barton Suter
Chief Executive Officer

Exhibit 31.2

Certification

I, **Mark A. Tanner**, certify that:

6. I have reviewed this Annual Report on Form 10-K of Trailer Bridge, Inc. ("registrant");

7. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

8. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

9. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13(a)-15(f) and 15(d)-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

10. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ Mark A. Tanner
Mark A. Tanner
Chief Financial Officer

EXHIBIT 32.1

Written Statement of the Chief Executive Officer
Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Chief Executive Officer of Trailer Bridge, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 30, 2010

/s/ Ivy Barton Suter
Ivy Barton Suter
Chief Executive Officer

EXHIBIT 32.2

Written Statement of the Chief Financial Officer
Pursuant to 18 U.S.C. § 1350

Solely for the purposes of complying with 18 U.S.C. § 1350, I, the undersigned Chief Financial Officer of Trailer Bridge, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 30, 2010

/s/_Mark A. Tanner
Mark A. Tanner
Chief Financial Officer

TRAILER BRIDGE, INC.

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Trailer Bridge, Inc.:

The Annual Meeting of Stockholders of Trailer Bridge, Inc., a Delaware corporation (the "Company"), will be held at the offices of Sheppard Mullin Richter & Hampton LLP at 30 Rockefeller Plaza, 24th Floor, New York, NY 10112, at 1:00 pm on Thursday, May 27, 2010 for the following purposes:

(1) To elect the six director nominees named in the attached Proxy statement to serve as directors of the Company until the next Annual Meeting of Stockholders.

(2) To amend the Company's Stock Incentive Plan.

(3) To amend the Company's Non-Employee Director Stock Incentive Plan.

(4) To ratify the appointment of BDO Seidman, LLP as the Company's independent registered public accountants for the year ending December 31, 2010.

(5) To transact such other business as may properly be presented at the Annual Meeting or any adjournment thereof.

A proxy statement with respect to the Annual Meeting accompanies and forms a part of this Notice. The Company's Annual Report to Stockholders for the year ended December 31, 2009 also accompanies this Notice.

The Board of Directors has fixed the close of business on April 13, 2010, as the record date for determining stockholders entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof. Each holder of shares of the Company's Common Stock is entitled to one (1) vote for each share of Common Stock held on the record date.

This Proxy Statement and accompanying form of proxy are first being made available to stockholders via U.S. Mail on or about May 3, 2010.

By order of the Board of Directors,

WILLIAM G. GOTIMER, JR.
Executive Vice President,
General Counsel and Secretary

Jacksonville, Florida
April 23, 2009

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING.

*****IMPORTANT NOTICE*****

Regarding Internet Availability of Proxy Materials
for the Annual Meeting to be held on May 27, 2010.

The Proxy Statement, Form of Proxy and Annual Report to security holders are available at www.trailerbridge.com/proxy.

A stockholder who would like to obtain directions to the annual meeting may contact the Secretary of the Company at the principal executive offices of the Company.

TRAILER BRIDGE, INC.
10405 NEW BERLIN ROAD EAST
JACKSONVILLE, FLORIDA 32226

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Trailer Bridge, Inc., a Delaware corporation (the "Company" or "Trailer Bridge"), of proxies for use at the 2010 Annual Meeting of Stockholders of the Company to be held on Thursday, May 27, 2010 and any adjournment thereof (the "Annual Meeting"). This Proxy Statement and accompanying form of proxy are first being sent to stockholders on or about May 3, 2010.

The Company's Common Stock, $0.01 par value (the "Common Stock") is the only issued and outstanding class of Common Stock. Only stockholders of record at the close of business on April 13, 2010 are entitled to notice of and to vote at the Annual Meeting. As of the record date, the Company had 12,044,080 shares of Common Stock outstanding and entitled to vote.

VOTING RIGHTS AND PROCEDURES

Shares represented by an effective proxy given by a stockholder will be voted as directed by the stockholder. If a properly signed proxy form is returned to the Company and is not marked, it will be voted in accordance with the recommendation of the Board of Directors on all proposals. A stockholder giving a proxy may revoke it at any time prior to the voting of the proxy by giving written notice to the Secretary of the Company, by executing a later dated proxy or by attending the Annual Meeting and voting in person.

Each share of Common Stock is entitled to one vote. The holders of a majority of the shares, present in person or represented by proxy, will constitute a quorum at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote at the meeting and, thus, have the same effect as a vote against a matter. If a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will not be considered as present and entitled to vote with respect to that matter. Your broker is no longer able to vote your shares with respect to the election of directors if you have not provided directions to your broker.

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the election inspectors appointed for the meeting and such election inspectors will determine whether or not a quorum is present.

The Board of Directors knows of no matters to be presented at the Annual Meeting other than those set forth in the Notice of 2010 Annual Meeting of Stockholders enclosed herewith. However, if any other matters do come before the meeting, it is intended that the holders of the proxies will vote thereon in their discretion. Any such other matter will require for its approval the affirmative vote of the holders of Common Stock having a majority of the votes present in person or represented by proxy at the Annual Meeting, provided a quorum is present, or such greater vote as may be required under the Company's Certificate of Incorporation, the Company's By-laws or applicable law. A list of stockholders as of the record date will be available for inspection at the Annual Meeting and for a period of ten days prior to the Annual Meeting at the Company's offices in Jacksonville, FL.

The Company does not have a formal policy requiring directors to attend annual meetings. Six directors attended the 2009 Annual Meeting.

OWNERSHIP OF THE CAPITAL STOCK OF THE COMPANY

The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) each director or nominee for director of the Company, (ii) the executive officers of the Company, (iii) all directors, nominees and executive officers of the Company as a group, and (iv) based on information available to the Company and a review of statements filed with the Commission pursuant to Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person that owns beneficially (directly or together with affiliates) more than 5% of the Common Stock as of April 13, 2010. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of the Common Stock indicated as beneficially owned by them, except as otherwise noted. No shares have been pledged as security by directors, nominees or executive officers except as noted below.

Name(1)	Outstanding Common Stock		Right to Acquire Common Stock		Common Stock and Right to Acquire Common Stock	Percent of Outstanding Voting Stock (2)
Malcom P. McLean, Jr. (12)	1,512,274	(8)	-		1,512,274	12.6%
Greggory B. Mendenhall (12)	1,480,935		-		1,480,935	12.3%
Nancy McLean Parker (3)(12)	1,439,423		-		1,439,423	12.0%
John D. McCown	1,377,225		-		1,377,225	11.4%
Clara L. McLean (4)(12)	1,334,500		-		1,334,500	11.1%
Irena Z. McLean (5)	1,019,952		-		1,019,952	8.5%
Douglas E. Schimmel	235,000		-		235,000	2.0%
Mark A. Tanner	30,452	(10)	81,200	(6)	111,652	*
William G. Gotimer, Jr.	15,338	(9)	89,700	(6)	105,038	*
Allen L. Stevens	99,850	(11)	-		99,850	*
J. Edward Morley	27,785		42,800	(6)	70,585	*
Robert P. Burke	79,255		-		79,255	*
Ivy B. Suter	60,827		-		60,827	*
Adam E. Gawrysh, Jr.	432		34,900	(6)	35,332	*
Nickel van Reesema	2,200		12,500	(7)	14,700	*
All directors, nominees and executive officers as a group (12 persons)	4,921,573		261,100		5,182,673	42.1%

* Less than 1%

(1) The address of each owner is 10405 New Berlin Road E., Jacksonville, Florida 32226 unless otherwise shown in notes to the table.

(2) The percentages in this column have been computed in accordance with Rule 13d-3 under the Exchange Act. Therefore, the percentages assume the acquisition by the person shown (but not by anyone else) of shares issuable upon exercise of stock options that are presently exercisable or become exercisable within 60 days from April 13, 2010.

(3) The address of Nancy McLean Parker is 39 Crescent Trail #19, Highlands, North Carolina 28741.

(4) The address of Clara L. McLean is 170 Frye Road, Pinehurst, NC, 28374.

(5) The address of Irena Z. McLean is c/o McCullough, Goldberg & Staudt, LLP, 1311 Mamaroneck Avenue, Suite 340, White Plains, New York 10605. Includes 294,952 shares that are held by a trust for the benefit of her nieces and nephews under Paragraph J of Article III of the Last Will and Testament of Malcom P. McLean, of which Irena Z. McLean is trustee. As trustee of the trust, Irena Z. McLean has sole voting and dispositive power over these shares. However, Mrs. McLean expressly disclaims beneficial ownership of these shares.

(6) Consists of options to acquire shares under the Company's Incentive Stock Plan that are presently exercisable or

become exercisable within 60 days.

(7) Consists of options to acquire shares under the Company's Non-Employee Incentive Stock Plan that are presently exercisable or become exercisable within 60 days from April 13, 2010.

(8) 1,443,922 of the shares beneficially owned have been pledged as security for a margin account.

(9) 1,238 of the shares beneficially owned have been pledged as security for a margin account. As of the date of this proxy statement there was no margin debt outstanding.

(10) 28,452 of the shares beneficially owned have been pledged as security for a margin account. As of the date of this proxy statement there was no margin debt outstanding.

(11) 48,850 of the shares beneficially owned have been pledged as security for a margin account. As of the date of this proxy statement there was no margin debt outstanding.

(12) Pursuant to Schedule 13D/A filed on November 21, 2007 and amended on June 15, 2009, the shares are held as a member of a group. The members have an informal and unwritten understanding that they will vote as a group.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during 2009 all applicable Section 16(a) filing requirements were complied with by the officers, directors, and greater than ten-percent beneficial owners except for one Form 4 inadvertently filed late by Allen L. Stevens reporting the purchase of 10,000 shares of common stock.

ELECTION OF DIRECTORS

Effective as of the conclusion of the Annual Meeting, the number of directors of the Company, as determined by the Board of Directors under Article III of the Company's By-laws, will be six. Each director holds office until his or her successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote for the election of directors, provided a quorum is present. Stockholders are not allowed to cumulate their votes in the election of directors. Shares represented at the Annual Meeting in person or by proxy but withheld or otherwise not cast for the election of directors will have no effect on the outcome of the election.

The nominees for whom the enclosed proxy is intended to be voted are set forth below. Each nominee for election as director serves as a director of the Company as of the date of this Proxy Statement. It is not contemplated that any of these nominees will be unavailable for election, but if such a situation should arise, the proxy will be voted in accordance with the best judgment of the proxy holder for such person or persons as may be designated by the Board of Directors.

A majority of the Company's Board of Directors are independent, as defined by NASDAQ. The Board of Directors has determined that Robert P. Burke, Nickel van Reesema, Douglas E. Schimmel and Allen L. Stevens, each of whom is standing for re-election at the Annual Meeting, qualify as independent directors, as defined by NASDAQ.

The following biographies of our director nominees include their ages (as of April 22, 2010); an account of their specific business experience; the names of publicly held and certain other corporations of which they also are, or have been within the past five years, directors; and a discussion of their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as directors.

Nominees for Election as Directors

Name	Age	Business Experience During Past Five Years and Other Information
Robert P. Burke	50	Mr. Burke became a director in August 2005. Mr. Burke is currently a private investor in the maritime industry. Mr. Burke was most recently CEO of Chembulk Management, an owner and operator of a fleet of modern chemical tankers. Prior to that, Mr. Burke was CEO of Great Circle Capital from 2000-2005, a $120 million private equity firm specializing in maritime transportation investments that are funded by the Overseas Private Investment Corporation, an independent development agency, and private investors. Prior to Great Circle, Mr. Burke was a Managing Director at GE Capital, in charge of their Marine Transportation Group. Mr. Burke serves on the Audit, Nominating and Compensation Committees. Mr. Burke is a graduate of the U.S. Merchant Marine Academy at Kings Point, N.Y. and has a MBA from Columbia Business School. Mr. Burke brings leadership and industry experience to our Board from his former position as the CEO of a worldwide chemical tanker operator, Chembulk Management. He also brings finance experience to our Board from his former positions as a maritime lending executive of GE Capital and CEO of a marine private equity firm. Mr. Burke also brings finance experience through his endeavors as a private investor.

Malcom P. McLean Jr. (1)	58	Mr. McLean, a director since May 2002, is the owner of MPM Investments and the President of MPM Properties, Inc., a commercial real estate development company in Alabama. Since 1987, he has owned and managed various businesses in the restaurant and real estate field. From 1978 to 1986, Mr. McLean worked in various capacities at U.S. Lines, Inc., a large international container shipping company, where he was President from 1984 to 1986. Mr. McLean is the son of the late founder of Trailer Bridge and the brother-in-law of Greggory B. Mendenhall. He was also a director of Kadampanattu Corp. Mr. McLean brings industry and global experience to our Board through his former positions as president and executive of a major international container shipping company.
Greggory B. Mendenhall (1)	65	Mr. Mendenhall, a director since May 2002, is special counsel with the law firm of Sheppard, Mullin, Richter & Hampton LLP. Prior to 2003 he was managing partner of the New York office of Schnader Harrison Segal & Lewis LLP, where he had practiced law for more than ten years. Mr. Mendenhall worked at U.S. Lines, a large international container shipping company, where he was a director and Vice President, Marine Operations from 1980-1986. Mr. Mendenhall is also an independent director since December 2007 of GS Maritime Holding, LLC., the parent company of United Maritime Group, LLC. which provides U.S.-flag transportation, storage and transfer of dry bulk commodities. Mr. Mendenhall has a JD from The George Washington University Law School and a BA from Brigham Young University. Mr. Mendenhall has worked in the maritime industry for over 30 years and has specifically been involved with container shipping since 1980. He has been an officer, director, investor and counsel to many maritime companies in the industry and has a broad knowledge of the U.S.-flag industry, regulations and programs. Mr. Mendenhall brings legal experience to our Board from practicing law for over twenty years with an emphasis on maritime law and governmental relations. He also brings to our Board industry and global experience through his former position as a maritime executive of a leading worldwide container shipping company.
Douglas E. Schimmel	44	Mr. Schimmel, a director since August 2007, is a Managing Director/Portfolio Manager at Sandler Capital Management, a New York City based investment advisor that manages both hedge funds and private equity funds. Through its various on-shore and off-shore funds, Sandler manages approximately $1.1 billion in assets. Mr. Schimmel, who joined Sandler in 1994, is a research analyst and leads credit analysis for the hedge funds. Prior to joining Sandler Capital, he was an equity research analyst at Merrill Lynch, covering and publishing research in the cable television and broadcasting industries. Before that, Mr. Schimmel was an analyst/portfolio manager at Wertheim Schroeder & Company specializing in media, telecommunications and package food and beverage company investments. Mr. Schimmel is a director and serves on the audit committee of Multivision Communications Corp., a public company trading on the TSX Venture Exchage, providing subscription television service in Bolivia. He has a B.A. from the University of Miami. Mr. Schimmel serves on the Compensation, Audit and Nominating Committees. Mr. Schimmel brings financial experience to our Board through his current position as a managing director of a large investment advisor to hedge and private equity funds and also through his role as a director of a public company.

Allen L. Stevens	66	Mr. Stevens, Chairman since August 2008 and a director since May 2002, owns and manages several private companies with interests in real estate and grain handling. Mr. Stevens has been involved in the maritime industry for over 30 years at Sea-Land Service and McLean Industries, Inc., container shipping companies. Mr. Stevens also serves as a partner of Club Quarters, an urban business hotel he co-founded. He is a graduate of the Unviersity of Michigan and Harvard Law School. Mr. Stevens is a director of Subsea 7, Inc., a public company, providing worldwide underwater construction services to the oil and gas industry. Mr. Stevens serves on the Compensation, Audit and Nominating Committees. Mr. Stevens brings industry and technology experience to our Board from his former position as an executive of major international container shipping companies; as the former executive of shipbuilding companies; and as a director of a major subsea contractor to the oil industry. Mr. Stevens also brings finance experience to our Board through his role as a member of the audit committee of a public company and as the former CFO of a public shipping company.
Nickel van Reesema	60	Mr. van Reesema, a director since June 2001, is the Chairman and Majority Owner of VanEnkevort Tug and Barge, located in Bark River, MI. Mr. van Reesema is also the Chief Operating Officer of Pasha Hawaii Transport Lines LLC, which owns and operates a United States-flagged 4,300 Pure Car Truck Carrier (PCTC) engaged in trading between the United States mainland and Hawaii. In 2007, Mr. van Reesema and his son Volckert founded Mid Ocean Marine LLC (MOM), located in South Norwalk, CT. MOM will pursue U.S.-flag shipping opportunities. Mr. van Reesema serves on both the Compensation and Nominating Committees. Mr. van Reesema brings industry and technology experience to our Board through his roles as CEO of several U.S. maritime companies, as COO of a west coast Hawaiian maritime company, and as the prior manager of an international shipping company.

(1) Mr. Mendenhall and Mr. McLean are brothers-in-law.

The Board of Directors recommends that the stockholders vote FOR the election of each nominee for director named above.

Procedures for Nomination of Directors

The Board of Directors, with the concurrence of the Nominating Committee, will consider written recommendations from stockholders for nominees for director. Stockholders wishing to submit names for consideration should submit the following to the Corporate Secretary, at the Company's address as set forth on page one of this proxy statement:

* Biographical information about the candidate and a statement about his or her qualifications;

* Any other information required to be disclosed about the candidate under the Securities and Exchange Commission's proxy rules (including the candidate's written consent to being named in the proxy statement and to serve as a director, if nominated and elected); and

* The name(s) and address(es) of the stockholder(s) recommending the candidate for consideration and the number of shares of Common Stock beneficially owned by each.

Stockholders must submit written recommendations to the Secretary of the Company at the principal executive offices of the Company no later than January 3, 2011 in order to be timely.

The Board of Directors, with the concurrence of the Nominating Committee, will apply the same criteria to all candidates it considers including any candidates submitted by stockholders. These criteria include independence, personal integrity, leadership skills, strategic thinking, education, professional experience, professional reputation, willingness to make a time commitment, and breadth of knowledge about matters affecting Trailer Bridge and its industry. There are no stated minimum criteria for director nominees. Rather, the Board of Directors, of the Nominating Committee, will look for skills and experience that will complement the board's existing make-up.

Meetings and Committees of the Board

The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee. During the year ended December 31, 2009, the Board and committees had the following number of meetings:

	General	**Compensation Committee**	**Audit Committee**	**Nominating Committee**
Total Number of Meetings	**18**	**1**	**5**	**1**
Number of meetings attended by each director				
Robert P. Burke	15	1	3	1
John D. McCown	18	N/A	N/A	N/A
Malcom P. McLean, Jr.	18	N/A	N/A	N/A
Greggory B. Mendenhall	18	N/A	N/A	N/A
Douglas E. Schimmel	18	1	5	1
Allen L. Stevens	18	1	5	1
Nickel van Reesema	14	1	N/A	1

During 2009, all directors, other than Mr. Burke attended at least 75% of the meetings of the Board of Directors and of the committees thereof on which they served. Mr. Burke did not attend at least 75% of the meetings of the Audit Committee of the Board of Directors.

The Nominating Committee is composed of Messrs. Burke, Schimmel, Stevens and van Reesema, each of whom is independent under NASDAQ rules. The Nominating Committee operates under a written charter, which is available on our website at www.trailerbridge.com.

The Nominating Committee evaluates incumbent directors to determine whether they should be nominated to stand for re-election, based on the types of criteria outlined above as well as the directors' contributions to the board during their current term. All nominees for 2010 are incumbent directors. When vacancies develop, the Nominating Committee will solicit input regarding potential new candidates from a variety of sources, including existing directors and senior management. The Nominating Committee will evaluate potential candidates based on their biographical information and qualifications and also may arrange personal interviews of qualified candidates by one or more board members, including independent members, and senior management.

The duties of the Audit Committee, which operates under a written charter adopted by the Board of Directors, are to oversee the Company's internal control structure; review the Company's financial statements and other financial information to be included in the Company's 10-K and Annual Report to Stockholders; select the independent auditors for the Company; and review the Company's annual audit plan, among other things. The Audit Committee is comprised of Allen L. Stevens, who acts as its Chairman, Robert P. Burke, and Douglas E. Schimmel, each of whom is "independent" under NASDAQ rules. A copy of the Audit Committee Charter is available on our website at www.trailerbridge.com.

The duties of the Compensation Committee, which does not currently operate under a written charter, are to make recommendations to the Board of Directors concerning the salaries of the Company's officers; to exercise the authority of the Board of Directors concerning the Company's Incentive Stock Plan; and to advise the Board of Directors on other compensation and benefit matters. The members of the Compensation Committee are Messrs. Stevens, van Reesema, Burke and Schimmel. Mr. Schimmel acts as Chairman of the Compensation Committee.

No current member of the Compensation Committee is, or has ever been, an officer or employee of the Company. None of the Company's Directors and none of their family members are employed as an executive of another company where any of the Company's executives serve on the compensation committee of which the Director is an executive.

Company Leadership Structure

Our Company's leadership structure currently consists of a separate Board Chairman and Chief Executive Officer. The Board believes that separating the positions of Chairman and Chief Executive Officer enhances Board independence and oversight. The structure allows the Chief Executive Officer to better focus on her responsibilities of running the Company, enhancing stockholder value and expanding and strengthening our enterprise, while allowing the Chairman of the Board to lead the Board in its fundamental role of providing advice to and independent oversight of management. The structure also provides for more effective guidance and feedback to the Chief Executive Officer regarding her performance.

Board Role in Risk Oversight

The Board is actively involved in the oversight of risks that could affect the Company. This oversight is conducted primarily through committees of the Board. However, the full Board has retained responsibility for the general oversight of risks. The Board satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within the Company.

Risk Considerations in our Compensation Program

The Board believes that our compensation policies and practices are reasonable and properly align our employees' interests with those of our stockholders. The Board believes that there are a number of factors that cause our compensation policies and practices to not have a material adverse effect on the Company. The fact that our executive officers and other employees have their discretionary incentive compensation tied to earnings encourages actions that improve the Company's profitability over the short and long term. Furthermore, our stock option incentive plans further align the interests of our executive officers and other employees with the long term interests of our stockholders. In addition, our Compensation Committee reviews our compensation policies and practices to ensure that such policies and practices do not encourage our executive officers and other employees to take action that is likely to create a material adverse effect on the Company.

Compensation of Directors

Non-employee directors who are not independent receive an annual retainer of $15,000; independent directors receive an annual retainer of $20,000. In addition, each member of the Audit and Compensation Committees receives $10,000 for service on each committee. Each member of the Nominating Committee receives $5,000. In addition to the above, the Chairman of the Audit Committee receives an additional $15,000. Director fees for 2009 totaled $230,000. Under the current configuration of the Committees the Company's board fees for 2010 are expected to be $230,000. All directors are reimbursed for expenses incurred in attending meetings.

The following table summarizes the compensation paid to the directors during 2009.

Name	Fees Earned or Paid in Cash	Total
Malcom P. McLean, Jr.	$ 15,000	$ 15,000
Greggory B. Mendenhall	$ 15,000	$ 15,000
Robert P. Burke	$ 45,000	$ 45,000
Allen L. Stevens	$ 60,000	$ 60,000
Nickel van Reesema	$ 35,000	$ 35,000
Douglas E. Schimmel	$ 45,000	$ 45,000
John D. McCown	$ 15,000	$ 15,000

EXECUTIVE OFFICERS OF THE COMPANY

Executive officers of the Company serve at the will of the Board of Directors. The executive officers of the Company are as follows:

NAME	AGE	POSITION
Ivy Barton Suter	56	Chief Executive Officer
William G. Gotimer, Jr.	50	Executive Vice President, General Counsel and Secretary
Adam E. Gawrysh, Jr.	43	Vice President of Sales and Chief Commercial Officer
Mark A. Tanner	58	Vice President of Administration and Chief Financial Officer
J. Edward Morley	62	Vice President of Marine Operations

Ms. Suter was appointed Chief Executive Officer in August 2009 and succeeded Ralph W. Heim, who served as the Company's Interim Chief Executive Officer since December 2008. Ms. Suter has over 20 years of executive experience in a variety of industries, including transportation. Her prior experience includes serving as: Managing Director at Alvarez & Marsal; President of SPX's Service Solutions Tools & Equipment, N.A.; and President of Gast Manufacturing, a unit of IDEX Corporation. Ms. Suter is a graduate of the U.S. Merchant Marine Academy at King's Point, where she earned an Engineering degree and was in the first class of women to graduate from a Federal Academy. She also earned a B.S. in Mathematics from the University of Delaware and an MBA from the Harvard Business School.

Mr. Gotimer was appointed Executive Vice President in April 2003 and has served as General Counsel since 1991. Mr. Gotimer served as a director of the Company from 2001 to August 2005. Prior to the Company's purchase of Kadampanattu Corp. in December 2004, he was a director, Vice President and General Counsel of Kadampanattu Corp. His previous experience includes legal counsel with British Airways, Plc., Pan American World Airways and McLean Industries. Mr. Gotimer has an LLM degree in Taxation from New York University School of Law and both a JD and B.S. degree in accounting from St. John's University.

Mr. Gawrysh was appointed Chief Commercial Officer in November 2009 and directs all inland transportation operations, pricing and sales related activities. Mr. Gawrysh had previously served as Vice President Inland Operations since September 2005. Prior to joining Trailer Bridge in 1992, Mr. Gawrysh spent three years in various sales positions with several less than truckload transportation companies. Since joining Trailer Bridge he has held positions in the sales and inland transportation areas. Mr. Gawrysh graduated from Western Illinois University with a Bachelor of Science.

Mr. Tanner, a CPA, has served as Vice President of Administration and Chief Financial Officer since January 1992. Mr. Tanner joined Trailer Bridge in 1991 from Crowley Maritime Corporation where he held various financial management positions for over four years. His prior experience includes three years as Manager of Corporate Planning and Development for a large publicly held company and five years experience in public accounting. Mr. Tanner graduated from the University of North Florida with a B.B.A. degree in accounting.

Mr. Morley has served as Vice President of Operations since July 1992 and is responsible for marine and terminal operations. Prior to joining Trailer Bridge in 1991, Mr. Morley was with Sea-Land where he was responsible for operations in Puerto Rico from 1990 to 1991.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as well as to directors, officers and employees generally. The code of ethics is available on the Company's website at www.trailerbridge.com. The Company intends to disclose any amendments to, or waivers of, its code of ethics on its website.

EXECUTIVE COMPENSATION

Overall Policy Regarding Executive Compensation

The Compensation Committee reviews and establishes, subject to approval of our Board of Directors, the compensation arrangements for our Chief Executive Officer and the other executive officers of the Company, including salaries, an incentive bonus plan, discretionary bonuses and grants of stock options under the Company's Incentive Stock Plan. With respect to other officers, the Compensation Committee considers the input of the CEO.

Compensation Objectives and Philosophy

The design and operation of our compensation structure reflect the following objectives:

- Recruiting and retaining talented leadership.
- Implementing measurable individual annual performance targets and goals.
- Correlating compensation more closely with stockholder value.
- Emphasizing at risk and performance-based compensation, progressively weighted with level of responsibility.

The principal components of our compensation program are base salary, annual incentive bonuses, discretionary bonuses and long-term incentive awards in the form of stock options. We blend these elements in order to formulate compensation packages which provide competitive pay, reward the achievement of financial, operational and strategic objectives, and align the interests of our executive officers and other senior personnel with those of our stockholders.

The Compensation Committee and our senior executive officers structure discretionary annual incentive bonuses, which are payable only in cash, to reward executive officers and certain other members of management for attaining specific performance goals within their assigned area such as increases in revenue, finding material cost saving, refining processes, etc. during the preceding fiscal year. The annual discretionary incentive compensation program is based upon up to ten percent of the actual earnings before taxes subject to certain adjustments. The resulting incentive compensation is allocated among participating employees by assigning a certain number of points to each participant. The points under the annual incentive compensation program are determined by the Compensation Committee with consideration of the employee's job position, length of service, and other factors.

Summary Compensation Table

The following table sets forth a summary of the annual, long-term, and other compensation for services rendered to the Company for the years ended December 31, 2009 and December 31, 2008 paid or awarded to those persons who were, at December 31, 2009: (i) the Company's chief executive officer at any time during 2009 and (ii) the Company's two most highly compensated executive officers (who are also the Company's most highly compensated employees) other than the chief executive officer (collectively, including the Company's chief executive officer, the "Named Executive Officers").

Name and Principal Position	Year	Salary ($)	Cash Bonus ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total Compensation ($)
Ivy B. Suter, Chief Executive Officer (5)	2009	106,642	-	1,350,000	5,711	1,462,353
Ralph W. Heim (4)	2009	212,415	50,000	64,500	47,924	374,839
Former Chief Executive Officer	2008	249,900	7,309	68,625	19,160	344,994
William G. Gotimer, Jr.	2009	303,450	18,634	367,625	7,979	697,688
Executive V. P. and General Counsel	2008	303,450	4,232	65,880	7,156	380,718
Mark A. Tanner, Vice President of	2009	180,608	18,634	367,625	16,544	583,411
Administration and Chief Financial Officer	2008	180,608	4,232	54,900	16,109	255,849

(1) This column is based upon amounts earned during the fiscal year.

(2) Option award amounts reflect the aggregate grant date fair value in accordance with FASB Accounting Standards Codification ("ASC") 718, "*Compensation – Stock Compensation*". The ASC 718 assumptions used in the calculation of the fair market value of the stock options are provided in the table below. The fair value of the stock options will likely vary from the actual value the holder receives because the actual value depends on the number of options exercised and the market price of our stock on the date of exercise.

The following table sets forth the ASC 718 assumptions used in the calculation of the stock options presented in "Summary Compensation Table."

	2009			2008
Date of Grant	November 2	August 26	April 23	January 9
Expected life	6.5 years	6.5 years	6.5 years	6.5 years
Weighted average volatility	65.02%	65.13%	64.84%	45.98%
Weighted average risk-free interest rate	3.00%	3.09%	2.49%	3.40%
Dividend yield	None	None	None	None

(3) Represents the Company's matching contribution to the Company's Section 401(k) deferred compensation plan, car allowance and excess group life insurance premiums, respectively, as follows:

	2009				
	401(k)	Car	Life Ins.	Severance	Total
Ivy B. Suter	$ 2,574	$ 2,911	$ 226	$ -	$ 5,711
Ralph W. Heim	$ 7,350	$ 7,395	$ 3,014	$ 30,165	$ 47,924
William G. Gotimer, Jr.	$ 6,442	$ -	$ 1,537	$ -	$ 7,979
Mark A. Tanner	$ 6,238	$ 8,700	$ 1,606	$ -	$ 16,544

(4) Mr. Heim resigned as the Company's President and Chief Operating Officer on November 2, 2009. The Company recorded $250,000 in salaries, wages, and benefits as of December 31, 2009 related to Mr. Heim's severance agreement, of which $30,165 was paid in the year ended December 31, 2009.

(5) Ms. Suter commenced employment with the Company on August 26, 2009.

Option/SAR Grants in 2009 Fiscal Year

On April 23, 2009, August 26, 2009 and November 2, 2009, the Company granted options to purchase 135,000, 500,000 and 325,000 shares, respectively, of the Company's common stock under the Company's Incentive Stock Plan. The options are subject to time vesting in equal increments over a five year period.

Option/SAR Exercises in 2009 Fiscal Year

During the first quarter of 2009, the Compensation Committee approved the use of the cashless exercise method for select officers for the March 1999 options. These cashless transactions allowed the aggregate spread of each holder's options exercise minus relevant taxes to determine the number of shares issued to the holder. Each holder's resulting tax liabilities were paid by the Company and reduced the Company's Additional Paid In Capital Balance. The March 2009 cashless transaction resulted in an aggregate of 34,841 shares issued to officers out of 148,500 options to purchase common stock.

On November 2, 2009, Ralph W. Heim resigned as President and Chief Operating Officer and Robbie van Dijk resigned as Vice President of Pricing. Messrs Heim and van Dijk's severance agreements approved the use of the cashless exercise method for their remaining exercisable options. Their December 2009 transactions resulted in an aggregate of 56,695 shares issued out of 196,600 options to purchase common stock.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table sets forth the outstanding option awards held by the Named Executive Officers of the Company at December 31, 2009.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options - Exerciseable (#)	Number of Securities Underlying Unexercised Options - Unexerciseable (#)	Option Exercise Price	Option Expiration Date
Ivy B. Suter	-	500,000	$ 4.26	08/26/19 (5)
William G. Gotimer, Jr.	38,400	-	$ 2.84	07/25/10
	30,000	-	$ 2.88	05/10/12
	16,500	11,000	$ 8.61	12/20/16 (1)
	2,400	9,600	$ 10.90	01/09/18 (2)
	-	17,500	$ 3.44	04/23/19 (3)
	-	100,000	$ 5.22	11/02/19 (4)
Mark A. Tanner	38,400	-	$ 2.84	07/25/10
	25,000	-	$ 2.88	05/10/12
	13,800	9,200	$ 8.61	12/20/16 (1)
	2,000	8,000	$ 10.90	01/09/18 (2)
	-	17,500	$ 3.44	04/23/19 (3)
	-	100,000	$ 5.22	11/02/19 (4)

(1) Options vest ratably each year over a five year period which commenced on December 20, 2007 and will continue on each of December 20, 2010 and 2011.

(2) Options vest ratably each year over a five year period which commenced on January 9, 2008 and will continue on each of January 9, 2010, 2011, 2012 and 2013.

(3) Options vest ratably each year over a five year period commencing on April 23, 2010 and will continue on each of April 23, 2011, 2012, 2013 and 2014.

(4) Options vest ratably each year over a five year period commencing on November 2, 2010 and will continue on each of November 2, 2011, 2012, 2013 and 2014.

(5) Options vest ratably each year over a five year period commencing on August 26, 2010 and will continue on each of August 26, 2011, 2012, 2013 and 2014.

Employment Agreements, Including Potential Payments Upon Termination

On August 26, 2009, the Company's Board of Directors appointed Ivy Barton Suter to serve as Chief Executive Officer. At that time Ms. Suter entered into an employment agreement with the Company for a period of two years, which will be automatically extended for consecutive one-year periods provided neither party provides notice of termination sixty (60) days prior to expiration of the term. In addition, Ms. Suter purchased from the Company 60,827 shares of the Company's treasury stock for $250,000 (based on the closing price of the Company's common stock on the NASDAQ on August 26, 2009 of $4.11 per share.)

On December 31, 2008, in order to comply with Section 409(A) of the Internal Revenue Code, the Company and William G. Gotimer, Jr. entered into an Amended and Restated Employment Agreement relating to his service as Executive Vice President and General Counsel of the Company, effective as of December 31, 2008. The term of Mr. Gotimer's employment agreement is two years and it is automatically renewed for successive two-year terms. If the Company terminates Mr. Gotimer's employment without cause or Mr. Gotimer terminates his employment for good reason, as those terms are defined in the employment agreement, he will be entitled to receive two years of his base salary, which is currently $303,450. This amount will not be subject to mitigation or reduction for other employment obtained during this period. In addition, Mr. Gotimer will be treated as continuing his employment during such two-year period for purposes of his stock options, including vesting and exercise provisions.

CERTAIN TRANSACTIONS

On August 26, 2009, Ms. Suter purchased from the Company 60,827 shares of the Company's treasury stock for $250,000 (based on the closing price of the Company's common stock on the NASDAQ on August 26, 2009 of $4.11 per share.)

2. PROPOSAL TO AMEND THE INCENTIVE STOCK PLAN

Introduction

The Board of Directors has approved, subject to shareholder approval, an amendment that: (a) increases the number of shares covered by the Company's Incentive Stock Plan (the "Stock Plan") by 125,000 shares; (b) increases, effective August 1, 2009, the number of shares subject to options that may be granted to a plan participant during any twelve-month period to 500,000; and (c) extends the Stock Plan's termination date to December 31, 2015. As of March 31, 2010, there were 2,300,000 shares covered under the Stock Plan. There were 1,009,332 options that had been exercised, 1,055,075 options that were outstanding and 235,593 options that were available for issuance under the Stock Plan. The Company has granted options for 325,000 shares that are subject to our shareholders approving the amendment to increase the number of shares covered by the Stock Plan and has granted options for 264,500 shares to our CEO, Ms. Suter, subject to shareholders approving the amendment to increase the number of shares subject to options that may be granted to a plan participant during any twelve-month period. If our shareholders do not approve the amendment to our Stock Plan, these options will be forfeited. A copy of the amendment is attached to this Proxy Statement as Appendix A.

Reasons for and Possible Effect of the Amendment

The increased number of shares covered by the Stock Plan and extension of the Stock Plan's termination date will allow the continuation of the Company's policy of providing incentive awards in the form of stock options to eligible employees. These awards provide a means for key employees to increase their personal financial interest in the Company, stimulating the efforts of these employees and strengthening their desire to remain with the Company. Increasing the cap on the number of shares subject to options that may be granted to a plan participant during any twelve-month period increases the Company's ability to attract and retain key employees.

Although awards and award recipients may vary in the future, two grants of options for 325,000 shares and 264,500 shares have been made to the Named Executive Officers listed in the table below subject to shareholder approval of the amendment.

New Plan Benefits

Name and Position	Number of Shares Subject to Options
Ivy B. Suter, Chief Executive Officer	264,500
William G. Gotimer, Jr. Executive V.P. and General Counsel	100,000
Mark A. Tanner, Vice President of Administration and Chief Financial Officer	100,000
Executive group	589,500
Non-executive director group	-
Non-executive employee group	-

Principal Features of the Stock Plan

The Stock Plan authorizes incentive awards in the form of options to purchase shares of common stock. All present and future key employees of the Company are eligible to receive awards under the Stock Plan (approximately 75 present employees are eligible to receive option awards). No more than 235,500 shares of common stock may be allocated to awards granted to any employee during any single calendar year unless shareholders approve the amendment increasing the cap to 500,000 shares of common stock. In the event of a stock dividend, stock split, merger or consolidation of shares or similar transaction, the number and type of shares subject to the Stock Plan or subject to outstanding options may be appropriately adjusted.

A committee of the Board of Directors consisting of at least two outside directors administers the Stock Plan and has the complete authority to determine when to grant awards, which employees are eligible to participate in the Stock

Plan, which eligible employees will receive awards, the number of shares to be allocated to each award and the terms and conditions of each award. The committee may impose conditions on the exercise of options, including performance targets and waiting periods, and may accelerate the exercisability of options.

Options to purchase shares of common stock granted under the Stock Plan may be incentive stock options or nonstatutory stock options. The option price of common stock may not be less than 100% (or, in the case of an incentive stock option granted to a 10% shareholder, 110%) of the fair market value of the common stock on the date of the option grant. The value of incentive stock options, based on the exercise price of options that become exercisable for the first time in any calendar year, is limited to $100,000.

If the option so provides, an optionee exercising an option may pay the purchase price in cash, by delivering shares of common stock or by delivering an exercise notice together with instructions to a broker to promptly deliver to the Company the amount of sale proceeds from the option shares to pay the exercise price.

Unless otherwise provided in the terms of the award, no options may be sold, transferred or pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution. All rights granted to a participant under the Stock Plan are exercisable during his or her lifetime only by such participant. In its discretion, the committee may permit a participant to transfer an option without consideration to the participant's children, grandchildren and/or spouse, or to trusts for the benefit of such family members or other entities of which such family members are the only equity owners.

The Board of Directors may amend or terminate the Stock Plan at any time, provided that no change will adversely affect any outstanding options without the option holder's consent. If not sooner terminated by the board, the Stock Plan, as amended, will terminate on July 23, 2012 unless shareholders approve the amendment extending the Stock Plan to December 31, 2015.

Federal Income Tax Consequences

The holder of an incentive stock option generally recognizes no income for federal income tax purposes at the time of the grant or exercise of the option. However, the spread between the exercise price and the fair market value of the underlying shares on the date of exercise generally will constitute a tax preference item for purposes of the alternative minimum tax. The optionee generally will be entitled to long term capital gain treatment upon the sale of shares acquired pursuant to the exercise of an incentive stock option, if the shares have been held for more than two years from the date of the option grant and for more than one year after exercise. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), the gain realized on disposition will be compensation income to the optionee to the extent the fair market value of the underlying stock on the date of exercise exceeds the applicable exercise price. The Company will not be entitled to an income tax deduction in connection with the exercise of an incentive stock option but will generally be entitled to a deduction equal to the amount of any ordinary income recognized by an optionee upon a disqualifying disposition.

No income will be recognized by a participant at the time a nonstatutory option is granted. The exercise of a nonstatutory stock option will generally be a taxable event that requires the participant to recognize, as ordinary income, the difference between the fair market value of the shares at the time of exercise and the option exercise price. The Company ordinarily will be entitled to claim a federal income tax deduction on account of the exercise of a nonstatutory option equal to the ordinary income recognized by the participant.

Vote Required

The amendment to the Stock Plan will be approved if the votes cast in favor of approval of the amendment exceed the votes cast against approval. Abstentions and broker-non-votes will have no effect on the outcome of the vote.

The Board of Directors believes that approval of the amendment to the Stock Plan is in the best interest of all shareholders and recommends a vote FOR the amendment to the Stock Plan.

3. PROPOSAL TO AMEND THE NON-EMPLOYEE DIRECTOR STOCK INCENTIVE PLAN

Introduction

The Board of Directors has approved, subject to shareholder approval, an amendment that; (a) increases the number of shares covered by the Company's Non-Employee Director Stock Incentive Plan (the "Director Plan") by 175,000 shares and (b) extends the Director Plan's termination date to December 31, 2015. As of March 31, 2010, there were 50,000 shares covered under the Director Plan. There were 5,111 options that had been exercised, 35,000 options that were outstanding and 9,889 options that were available for issuance under the Director Plan. The Company has granted options for 175,000 shares that are subject to our shareholders approving the amendment to increase the number of shares covered by the Director Plan. If our shareholders do not approve the amendment to our Director Plan, these options will be forfeited. A copy of the amendment is attached to this Proxy Statement as Appendix B.

Reasons for and Possible Effect of the Amendment

The increased number of shares covered by the Director Plan and extension of the Director Plan's termination date will allow the continuation of the Company's policy of providing incentive awards in the form of stock options to non-employee directors. These awards provide a means for outside directors to increase their personal financial interest in the Company, which aligns the long-term interests of our outside directors with those of our shareholders.

Although awards and award recipients may vary in the future, a grant of options for 175,000 shares has been made to the individuals listed in the table below subject to shareholder approval of the amendment.

New Plan Benefits

Name and Position	Number of Shares Subject to Options
Malcom P. McLean, Jr.	25,000
Greggory B. Mendenhall	25,000
Robert P. Burke	25,000
Allen L. Stevens	25,000
Nickel van Reesema	25,000
Douglas E. Schimmel	25,000
John D. McCown	25,000
Ivy B. Suter, Chief Executive Officer	-
William G. Gotimer, Jr. Executive V.P. and General Counsel	-
Mark A. Tanner, Vice President of Administration and Chief Financial Officer	-
Executive group	-
Non-executive director group	175,000
Non-executive employee group	-

Principal Features of the Stock Plan

The Director Plan authorizes incentive awards to directors who are not employees of the Company in the form of stock options to purchase shares of common stock. No officer or employee of the Company will be entitled to any benefits under the Director Plan. The Board of Directors administers the Director Plan and has the complete authority to determine when to grant awards, which non-employee directors will receive awards and the terms of the awards. The Board of Directors may impose conditions on the exercise of options, including performance targets and waiting periods.

Options granted under the Director Plan must be nonstatutory stock options. The option price of Common Stock may not be less than 100% of the fair market value of the Common Stock on the date of the option grant. Options may be exercised only at such times as specified by the Board of Directors. If the option provides, an optionee exercising an option may pay the purchase price in cash, by delivering shares of Common Stock, or by delivering an exercise notice together with instructions to a broker to deliver to the Company the amount of sale proceeds from the option shares to pay the exercise price. The Board of Directors may accelerate the exercisability of an option, including upon a change of control of the Company or the sale of all or substantially all of its assets. Shares covered by the unexercised portion of a terminated option will be available for the issuance of new options.

Except as determined by the Board of Directors, options may not be transferred or pledged by a participant, other than by will or the laws of descent and distribution, and are not exercisable by a person other than a participant during the participant's lifetime. In its discretion, the Board may permit a participant to transfer an option without consideration to the participant's children, grandchildren and/or spouse, or to trusts for the benefit of such family members or other entities of which such family members are the only equity owners.

The Board of Directors may terminate or amend the Director Plan at any time, provided that no change will adversely affect an outstanding option without the participant's consent. If not sooner terminated by the Board, the Director Plan will terminate at the close of business on July 10, 2010 unless shareholders approve the amendment extending the Director Plan to December 31, 2015.

Federal Income Tax Consequences

The holder of an incentive stock option generally recognizes no income for federal income tax purposes at the time of the grant or exercise of the option. However, the spread between the exercise price and the fair market value of the underlying shares on the date of exercise generally will constitute a tax preference item for purposes of the alternative minimum tax. The optionee generally will be entitled to long term capital gain treatment upon the sale of shares acquired pursuant to the exercise of an incentive stock option, if the shares have been held for more than two years from the date of the option grant and for more than one year after exercise. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a "disqualifying disposition"), the gain realized on disposition will be compensation income to the optionee to the extent the fair market value of the underlying stock on the date of exercise exceeds the applicable exercise price. The Company will not be entitled to an income tax deduction in connection with the exercise of an incentive stock option but will generally be entitled to a deduction equal to the amount of any ordinary income recognized by an optionee upon a disqualifying disposition.

No income will be recognized by a participant at the time a nonstatutory option is granted. The exercise of a nonstatutory stock option will generally be a taxable event that requires the participant to recognize, as ordinary income, the difference between the fair market value of the shares at the time of exercise and the option exercise price. The Company ordinarily will be entitled to claim a federal income tax deduction on account of the exercise of a nonstatutory option equal to the ordinary income recognized by the participant.

Vote Required

The amendment to the Director Plan will be approved if the votes cast in favor of approval of the amendment exceed the votes cast against approval. Abstentions and broker-non-votes will have no effect on the outcome of the vote.

The Board of Directors believes that approval of the amendment to the Director Plan is in the best interest of all shareholders and recommends a vote FOR the amendment to the Director Plan.

REPORT OF THE AUDIT COMMITTEE

The purpose of the Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, is to oversee the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Company. The Audit Committee is comprised of Allen L. Stevens, Robert P. Burke, and Douglas E. Schimmel, each of who is "independent" under NASDAQ rules. All the Committee members are "financially literate," and the Board of Directors has determined that Mr. Stevens, the Committee Chair, qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission and NASDAQ.

For the year ended December 31, 2009, the Audit Committee:

* retained BDO Seidman, LLP as the Company's independent public accountants;

* reviewed and discussed the Company's fiscal 2009 financial statements with management and representatives of BDO Seidman, LLP, the Company's independent public accountants;

* discussed with BDO Seidman, LLP the matters required to be discussed and received copies of material written communications between BDO Seidman, LLP and management as required by Statement on Auditing Standards No. 61, ("Communications with Audit Committees") as amended and adopted by the Public Company Accounting Oversight Board in Rule 3200T and Rule 2-07 of Regulation S-X;

* received the written disclosures and the letter from BDO Seidman, LLP and The GriggsGroup, P.A., a member of the BDO Alliance network of firms, regarding auditor's independence as mandated by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526 ("Communication with Audit Committees Concerning Independence"); and

* discussed with BDO Seidman, LLP its independence.

Based on the foregoing review, discussions and disclosures, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements for the year ended December 31, 2009 be included in the Company's annual report on Form 10-K for the year 2009.

AUDIT COMMITTEE:
Allen L. Stevens, Chairman
Robert P. Burke
Douglas E. Schimmel

4. PROPOSAL TO RATIFY THE APPOINTMENT OF BDO SEIDMAN, LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board of Directors has selected the firm of BDO Seidman, LLP to serve as our independent registered public accounting firm for the current fiscal year ending December 31, 2010. That firm has served as our auditors since 2005. Our Board of Directors has directed that the appointment of the independent registered public accounting firm be submitted for ratification by the shareholders at the annual meeting.

Shareholder ratification of the selection of BDO Seidman, LLP as our independent registered public accounting firm is not required by our articles of incorporation or bylaws. However, the Board of Directors is submitting the appointment of BDO Seidman, LLP as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain BDO Seidman, LLP. In such event, the Audit Committee may retain BDO Seidman, LLP notwithstanding the fact that the shareholders did not ratify the selection, or select another nationally recognized accounting firm without re-submitting the matter to a shareholder vote. Even if the selection is ratified, the audit committee retains the right in its discretion to select a different nationally recognized accounting firm at any time during the year if it determines that such a change would be in the best interests of our shareholders and us.

If your shares are held in an account at a brokerage firm or bank, your broker, bank or other nominee is permitted to vote your shares on the ratification of our independent registered public accounting firm without instructions from you.

Our Board of Directors recommends that the shareholders vote FOR the proposal to ratify the selection of BDO Seidman, LLP as our independent registered public accountants for the year ending December 31, 2010.

Principal Accounting Firm Fees

The following table provides information relating to the fees billed or to be billed to the Company for the years ended December 31, 2009 and 2008, by BDO Seidman, LLP, the Company's independent registered public accounting firm:

	Audit Fees (a)	Audit-Related Fees	Tax Fees	All Other Fees	Total Fees
Fiscal Year 2009	$ 187,800	-	-	-	$ 187,800
Fiscal Year 2008	$ 178,100	-	14,233	-	$ 192,333

(a) The aggregate fees and expenses billed by BDO Seidman, LLP ("BDO") included professional services rendered for the audit of the Company's annual financial statements for the fiscal years ended December 31, 2009 and 2008, and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those fiscal years. Over 50% of the total hours spent by the auditors in carrying out the audit of the Company's financial statements for the years ended December 31, 2009 and 2008, were spent by the GriggsGroup, P.A., members of the BDO Alliance network of firms. Such members are not full-time, permanent employees of BDO Seidman, LLP.

There are no exceptions to the policy of securing pre-approval of the audit committee for any service provided by our independent registered accounting firm.

PROXY SOLICITATION EXPENSE

The expense of proxy solicitation will be paid by the Company. In addition to the solicitation of proxies by use of the mail, solicitation also may be made by telephone, telegraph or personal interview by directors, officers, and regular employees of the Company, none of whom will receive additional compensation for any such solicitation. The Company will, upon request, reimburse brokers, banks, and similar organizations for out-of-pocket and reasonable clerical expenses incurred in forwarding proxy material to their principals.

STOCKHOLDER PROPOSALS AND COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Proposals of stockholders must be received in writing by the Secretary of the Company at the principal executive offices of the Company no later than January 3, 2011, in order to be considered for inclusion in the Company's proxy statement relating to the next annual meeting of stockholders. The persons named in proxies solicited by the Company's Board of Directors for the next annual meeting may exercise discretionary voting power with respect to any shareholder proposal which is not required to be included in the Company's proxy statement and which is received later than March 18, 2011.

Stockholders who wish to communicate with the Company's Board of Directors or with a particular director should send a letter to the Company's General Counsel, Trailer Bridge, Inc., 10405 New Berlin Road East, Jacksonville, Florida 32226. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." The letter should identify the author as a stockholder and clearly state whether the intended recipients are all members of the board or one or more specified individual directors. The Secretary will make copies of each such letter and circulate it to the appropriate director or directors.

OTHER MATTERS

The Board of Directors does not intend to present at the Annual Meeting any matters other than those described herein and does not presently know of any matters that will be presented by other parties. If any other matters properly come before the Annual Meeting, it is intended that the accompanying proxy may be voted on such matters in accordance with the views of management.

Each stockholder, whether or not he or she expects to be present in person at the Annual Meeting, is requested to MARK, SIGN, DATE, and RETURN THE ENCLOSED PROXY in the accompanying envelope as promptly as possible. A stockholder may revoke his or her proxy at any time prior to voting.

By order of the Board of Directors,

WILLIAM G. GOTIMER, JR.
Executive Vice President,
General Counsel and Secretary

Jacksonville, Florida
April 23, 2009

AMENDMENT NO. 5
TO
TRAILER BRIDGE, INC.
STOCK INCENTIVE PLAN

Pursuant to Section 7.1 of the Trailer Bridge, Inc. Stock Incentive Plan ("Plan"), the Board of Directors of Trailer Bridge, Inc. ("Company"), in order to provide incentives to key employees of the Company and to align their interests with those of the stockholders, hereby adopts the following amendments to the Plan in order to (i) increase the number of Shares covered by the Plan by 125,000 Shares, (ii) increase the number of Options that may be granted to a Participant during any 12-month period, and (iii) to extend the term of the Plan through December 31, 2015.

All initially capitalized terms used in this Amendment and not expressly defined herein shall have the meanings ascribed to such terms under the Plan.

Section 4.1 of the Plan is hereby amended in its entirety to provide as follows:

"4.1 **NUMBER OF SHARES AVAILABLE**. Subject to Section 4.3, the maximum number of Shares which may be issued under the Plan is Two Million Four Hundred Twenty Five Thousand (2,425,000) Shares."

Effective as of August 1, 2009, the first sentence of Section 5.2 of the Plan is hereby amended in its entirety to provide as follows:

"Notwithstanding any other provision of the Plan, the maximum number of Shares with respect to which Options, in the aggregate, may be awarded to any individual Key Employee Participant during any twelve-month period is Five Hundred Thousand (500,000)."

The first sentence of Section 7.2 of the Plan is hereby amended in its entirety to provide as follows:

"The Plan shall terminate at the close of business on December 31, 2015, provided, however, the Board of Directors of the Company shall have the right and power to terminate the Plan at any time prior thereto."

This Amendment, and all grants of Shares authorized by this Amendment, shall be subject to approval by the stockholders of the Company and shall be null and void if not approved by the stockholders within twelve months of the date of adoption of this Amendment by the Company's Board of Directors.

Except as expressly amended hereby, the Plan shall remain in full force and effect.

This Amendment was duly adopted by the Company's Board of Directors on April 19, 2010.

AMENDMENT NO. 2
TO
TRAILER BRIDGE, INC.
NON-EMPLOYEE DIRECTOR
STOCK INCENTIVE PLAN

Pursuant to Section 7.1 of the Trailer Bridge, Inc. Non-Employee Director Stock Incentive Plan ("Plan"), the Board of Directors of Trailer Bridge, Inc. ("Company") hereby adopts the following amendments to the Plan in order to (i) increase the number of Shares covered by the Plan by 175,000 Shares and (ii) to extend the term of the Plan through December 31, 2015.

All initially capitalized terms used in this Amendment and not expressly defined herein shall have the meanings ascribed to such terms under the Plan.

Section 4.1 of the Plan is hereby amended in its entirety to provide as follows:

"4.1 **NUMBER OF SHARES AVAILABLE**. Subject to Section 4.3, the maximum number of Shares which may be issued under the Plan is Two Hundred Twenty-Five Thousand (225,000) Shares."

The first sentence of Section 7.2 of the Plan is hereby amended in its entirety to provide as follows:

"The Plan shall terminate at the close of business on December 31, 2015, provided, however, the Board of Directors of the Company shall have the right and power to terminate the Plan at any time prior thereto."

This Amendment, and all grants of Shares authorized by this Amendment, shall be subject to approval by the stockholders of the Company and shall be null and void if not approved by the stockholders within twelve months of the date of adoption of this Amendment by the Company's Board of Directors.

Except as expressly amended hereby, the Plan shall remain in full force and effect.

This Amendment was duly adopted by the Company's Board of Directors on April 19, 2010.

THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

Corporate Directory

Board of Directors:

Allen L. Stevens
Chairman

Robert P. Burke

John D. McCown

Malcom P. McLean, Jr.
Owner,
MPM Investments LLC

Greggory B. Mendenhall
Special Counsel,
Sheppard Mullin Richter & Hampton LLP

Douglas E. Schimmel
Managing Director,
Sandler Capital Management

Nickel H.S. van Reesema
Chairman, VanEnkevort Tug & Barge Inc
Member, MidOceanMarine LLC
COO, Pasha Hawaii Transport Lines LLC

Officers:

Ivy Barton Suter
Chief Executive Officer

William G. Gotimer, Jr.
Executive Vice President,
General Counsel and Secretary

Mark A. Tanner
Vice President, Administration
and Chief Financial Officer

Adam E. Gawrysh
Vice President, Sales
and Chief Commercial Officer

J. Edward Morley
Vice President, Marine Operations

Contact Information:

Address: 10405 New Berlin Road East
Jacksonville, FL 32226
Main Phone Number: (800) 554-1589
Customer Service Number: (800) 727-3859
Bookings & Rates: (800) 727-3859
Truck Dispatch Number: (800) 964-4550
Main Fax Number: (904) 751-7444
Website: www. trailerbridge.com

Stock Information:

Symbol (Nasdaq): TRBR
2009 High Price: $6.17
2009 Low Price: $1.73
2009 Average Daily Volume: 10,956
Approximate Total Shareholders: 900
Transfer Agent:
Computershare (781) 575-2934

THE TRAILER BRIDGE TEAM

Below is a listing of all our employees and directors. For our employees who are drivers, their CB radio handle is included in quotes. Trailer Bridge recently marked its 18th Anniversary and the employees who have been with the Company 18 or more years are noted with asterisks.

James "Ail" Ailstock Jen Albritton George "John 3:16" Allen Donny "Coyote" Altland Debi Andersen* Danielle Anderson Cesar Arevalo Mercedes Avery Milagros Ayala Keith "Bear Man" Baehr Francis "Band Aid" Baker James Bavaro Jack "Early Times" Bishop William Black Rosaida Bobea Omar Botero Tanisha Bradwell Alison Brannon* Daniel "Ghostrider" Brown Lanel "Automatic" Brown Larry "Southern Yankee" Brown Robert "Troublemaker" Brymer Robert Burke Bart "Maverick" Butler Melvin "Peon" Byler Walter "Bandit" Campbell, Jr. Susan Capo* John Cole David "Big Orange" Copeland Jose "Hot Dog" Corrada Mark Crews Suzette Crichton Joe Cruise Geraldo Cruz Wildia Cruz-Lopez Chris Curley Mark Daugherty Jose De Jesus James DeStefano Richard Devens Lissette Diaz Jonathan "J.D." Donaldson James "Longfellow" Eades Jason "Burger" Ebert Jorge Escoda Robert Flockerzi Kenny Fougnie Harvey "Bush Hog" Foxworth Steve Fritz* Alicia Gamez Adam Gawrysh* Max George Amy German Tracey Glymph Abetheliz Gonzalez Jacqueline Gonzalez Nancy Gooch Bill Gotimer, Jr.* Robbie Green Alicia Guerrero Felix Guzman-Morales Natasha Hammill William "Bubba" Hanson Jennifer Harvey* Richard "Animal" Henderson Nydia Hernandez Melissa Hill Brenda Horan Dave Hudgens Valerie Jannetti Gerard "Bamm-Bamm" Jean Julius "Gearhead" Jensen William Jinker Julie Johns Ann Jones Dean Joslyn Fred Key Alan Knoll Kenneth "Leaky Faucet" Knutson Loraine Labarca Calvin "Baby Boy" Lanier Pablo Lara Robert Lassen Lynette Lawson Chad Lee Charles "Possum" Lee William "Tenny Shoe" Lee David "Handyman" Leino Ted "War Wagon" Logue Claudia Londono Jessie "Peacemaker" Loving Tracy MacCollum Mike Madden Jose Maldonado Keila Maldonado Marie Lee Martin Zariza Martinez Monica Masters Arch "Mac" McCarver John McCown Jim McDonald Manuel McGinn* Torri McKinnies Malcom McLean, Jr. Joyce Mehlhoff Greggory Mendenhall Jose Mendez Robert Menser Terry Mickey Bernard "Bernie Mac" Middleton Aaron "A-1" Miller Teronica Miller Mauricio Miranda Dave Miskowiec Brantley Mitchell Ralph Montgomery David Moore Carlos "Mudflap" Morales Ed Morley* Lorraine Morrow Anne O'Donnell* Gilberto Olivo Reynaldo Ortega Thomas Page Ralph Pardue Sandee Parrish Emily Paschall David Perala Carmen Perez Edgar Perez Curtis "Blue Knight" Perry Keith Perry Seth "Lost" Peters Patrick "Highwayman" Pike Angie Pinilla* Miguel Planas Salvador Pons Charles "Chuck" Porter Dan "Junkyard Dog" Powe Ken "Honky Tonk" Powe Rafael Quezada Arnaldo Quintana Santos Ramirez Nicole Reed Stacy Reese Miguel Reyes-Rodriguez SaBrina Richard Herbie Rios* Jeff Rivera* Theresa Robertson Julio Rodriguez Rosa Rodriguez Samuel Rodriguez Ronald "Roger Rabbit" Rogers Angel Roman Roberto "Wolfman" Rosa Kermit Rosado Raul Rosado-Reyes Scott Russell Marrilynn Samuelson Salvador Sanchez James Sanders Ruben Santiago Ronnie Sapp Douglas Schimmel Jessica Schumaker Ikethia Scott Kerry Shugart Don "Shade Tree" Simpson* Susan Sontag Danielle Spence Allen Stevens Jill Steward Darrell "Traveller" Stewart Richard Stewart Jeff Stout Ivy Barton Suter Mark Tanner* Aimee Taule Jay Thomassen* Shirley Thornton Robert "Slep Rock" Threatt Susan Tolman Cynthia Tomblin Jamie Torres Ronald "Scarecrow" Trezza Danielle Tyler Cheryl Van Houten Nickel Van Reesma Shamila Vargas Victor Vargas Pam Varnado* Jocelyn Vega Charles "Nite Train" Vollmer Frank "Yardbird" Ward David "Steamroller" Warren Wayne "Redbeard" Webster Nathan Wickline Amanda Williams Charles "Florida Fox" Williams Howard Wilson Jill Winkle Robert "PA Kid" Winkle Robert "Bobcat" Wright Paul Yagins

Trailer Bridge, Inc.

10405 New Berlin Road East, Jacksonville, FL 32226

(800) 554-1589

(904) 751-7100

Fax (904) 751-7444

www.trailerbridge.com